Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of December 24, 2011

by and among

COGDELL SPENCER INC.,

COGDELL SPENCER LP,

VENTAS, INC.,

TH MERGER SUB, LLC

and

TH MERGER CORP, INC.

i

INDEX OF DEFINED TERMS

401(k) Plan	53
Acquired Companies	35
Acquisition Proposal	48
Additional Company Lease	29
Additional Company Leases	29
Adverse Recommendation Change	68
Affiliate	68
Agreement	1
Alternative Transaction	62
Bond	68
Business	35
Business Day	68
Charter	10
Citi	34
Closing	3
Closing Date	3
Company	1
Company 2005 Incentive Plan	11
Company 2010 Incentive Plan	11
Company Benefit Plan	18
Company Certificates	6
Company Common Stock	4
Company Disclosure Schedule	9
Company Expense Reimbursement	62
Company Incentive Plans	11
Company Leases	27
Company Material Adverse Effect	68
Company Material Contract	23
Company Permits	15
Company Preferred Stock	10
Company Properties	26
Company Property	26
Company Restricted Stock	5
Company SEC Filings	16
Company Stock	11
Company Stockholder Approval	12
Company Stockholders Meeting	46
Company Subsidiary	69
Company Termination Fee	61
Confidentiality Agreement	47
Construction Loan Agreements	69
Construction Work	70
Control	70
Controlled By	70
DRULPA	2
Effective Time	2
Environmental Law	70
Environmental Permits	70
Environmental Reports	25
Erdman Benefit Plan	70
Erdman Business	70
Erdman Closing	70
Erdman Companies	70
Erdman Dividend	55
Erdman Proceeds	70
Erdman Purchase Agreement	71
Erdman Purchaser	71
Erdman Release	71
Erdman Sale	71
Erdman Seller	71
ERISA	18
ERISA Affiliate	19
ERISA Effective Date	53
Exchange Act	9
FCPA	15
Files and Records	71
Forward Triangular Merger	2
GAAP	16
Governmental Entity	71
Ground Lease	29
Group	72
Hazardous Material	72
Indebtedness	72
Indemnity Agreement	72
Insurance Policies	33
Intellectual Property	72
IRS	19
Knowledge	72
Law	72
Liability	72
Liabilities	72
Lien	73
LTIP Units	5
Material Company Leases	28
Merger	2
Merger Filing	2
Mergers	2
MergerSub	1
MergerSub Bylaws	37
MergerSub Charter	37

MGCL	1
Multiemployer Plan	18
NLRB	21
Notice Period	51
NYSE	14
OP Certificate	10
OP Effective Time	2
OP MergerSub	1
OP MergerSub Certificate	37
OP MergerSub LLC Agreement	37
OP Unit	11
Operating Partnership	1
Other Acquisition Documentation	50
Parent	1
Parent Bylaws	37
Parent Charter	37
Parent Material Adverse Effect	73
Parent Subsidiary	73
Parent Termination Fee	63
Partnership Merger	2
Partnership Merger Filing	2
Paying Agent	6
Payment Fund	6
Permitted Liens	27
Per Share Consideration	4
Per Share Preferred Consideration	73
Person	73
Professional Affiliated Companies	73
Project	73
Proxy Mail Date	17
Proxy Statement	17
Purchase Option	28
Purchaser Parties	1
Qualifying Income	63
Recipient	63
Recommendation	46
REIT	31
Representatives	73
Reverse Triangular Merger	1
SDAT	2
SEC	9
SEC Approval	45
Securities Act	9
Series A Preferred Stock	11
Series A Preferred Partnership Unit	11
Solvent	35
Specified Agreements	73
Superior Proposal	48
Surviving Company	2
Surviving Partnership	2
Tax	73
Taxes	73
Tax Return	74
Tax Protection Agreement	33
Termination Date	59
Termination Fee	63
Termination Notice	51
Termination Payment	63
Third Party	28
Title Insurance Policies	29
Under Common Control With	70

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 24, 2011 (this “Agreement”), is made and entered into by and among Cogdell Spencer Inc., a Maryland corporation (the “Company”), Cogdell Spencer LP, a Delaware limited partnership and the Company’s operating partnership (the “Operating Partnership”), Ventas, Inc., a Delaware corporation (“Parent”), TH Merger Corp, Inc., a Maryland corporation and Parent’s wholly-owned subsidiary (“MergerSub”), and TH Merger Sub, LLC, a Delaware limited liability company and Parent’s wholly-owned subsidiary (“OP MergerSub”, and, together with Parent and MergerSub, the “Purchaser Parties”).

BACKGROUND

WHEREAS, the parties wish to provide for a business combination transaction in which, upon the terms and subject to the conditions set forth in this Agreement, (i) the Company would effect a merger pursuant to which either (A) MergerSub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent, or (B) the Company will be merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of Parent, and (ii) OP MergerSub will be merged with and into the Operating Partnership, with the Operating Partnership surviving as a wholly-owned subsidiary of Parent; and

WHEREAS, the respective boards of directors of the Company, Parent and MergerSub each have adopted resolutions declaring that the Merger and the other transactions provided for in this Agreement are advisable on the terms and conditions set forth in this Agreement, as well as approving such Merger and other transactions; and

WHEREAS, the general partner of the Operating Partnership and the sole member of OP MergerSub each have approved the Partnership Merger and the other transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, the Erdman Seller, the Erdman Purchaser and the Company entered into the Erdman Purchase Agreement, pursuant to which, prior to the Closing, the Erdman Sale will be consummated;

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1.                                   The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, in accordance with Section 5.15, either (i) MergerSub shall be merged (the “Reverse Triangular Merger”) with and into the Company and the separate existence of MergerSub shall cease, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent or (ii) the Company shall be merged (the “Forward Triangular Merger”) with and into MergerSub and the separate existence of the Company shall cease, with MergerSub continuing as the surviving entity and a wholly-owned subsidiary of Parent.  As used in this Agreement, (A) “Merger” shall refer to either of the mergers described in the immediately preceding sentence, and (B) “Surviving Company” shall refer to the Company or MergerSub, as the case may be, as the surviving entity of the Merger.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the MGCL, including Section 3-114.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided in this Agreement, all the property, rights, privileges, powers and franchises, and all and every other interest of MergerSub and the Company, shall vest in the Surviving Company, and all debts, liabilities and duties of MergerSub and the Company shall become the debts, liabilities and duties of the Surviving Company.

Section 1.2.                                   The Partnership Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), at the OP Effective Time, OP MergerSub shall be merged (the “Partnership Merger”, and together with the Merger, the “Mergers”) with and into the Operating Partnership.  At the OP Effective Time, the separate existence of OP MergerSub shall cease and the Operating Partnership shall continue as the surviving entity (the “Surviving Partnership”).  The Partnership Merger shall have the effects set forth in this Agreement and the applicable provisions of the DRULPA, including Section 17-211.  Without limiting the generality of the foregoing, at the OP Effective Time, except as otherwise provided in this Agreement, all the property, rights, privileges, powers and franchises, and all and every other interest of the Partnership and OP MergerSub, shall vest in the Surviving Partnership, and all debts, liabilities and duties of the Partnership and OP MergerSub shall become the debts, liabilities and duties of the Surviving Partnership.

Section 1.3.                                   Effective Time of the Mergers.

(a)                                  Simultaneously with or as soon as practicable following the Closing, Parent and the Company shall cause duly executed articles of merger or other appropriate documents (the “Merger Filing”) to be filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with Section 3-107 of the MGCL.  The time at which the Merger shall become effective (the “Effective Time”) shall be the time the Merger Filing is accepted for record by the SDAT, or such later time as Parent and the Company shall have agreed (not to exceed one Business Day after the Merger Filing is accepted for record) and as shall be designated in the Merger Filing in accordance with the MGCL as the effective time of the Merger.

(b)                                 Simultaneously with or as soon as practicable following the Closing, the Operating Partnership and OP MergerSub shall cause a duly executed certificate of merger or other appropriate documents (the “Partnership Merger Filing”) to be filed with the Delaware Secretary of State in accordance with the relevant provisions of the DRULPA and shall make all other filings, recordings and publications required under the DRULPA in respect of the Partnership Merger.  The time at which the Partnership Merger shall become effective (the “OP Effective Time”) shall be the time the Partnership Merger Filing is filed with the Delaware Secretary of State, or such later time as Parent and the Company shall have agreed and as shall be designated in the Partnership Merger Filing in accordance with the DRULPA as the effective time of the Partnership Merger, but in no event shall the OP Effective Time be more than 30 days after the Partnership Merger Filing is filed with the Delaware Secretary of State.

(c)                                  The parties intend that the Effective Time and the OP Effective Time shall occur as close in time to one another as is practicable.

Section 1.4.                                   Closing.  Subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the Mergers set forth in this Agreement, a closing to effectuate the consummation of the Mergers (the “Closing”) shall take place at 10:00 a.m. local time on the third Business Day following the satisfaction or waiver of all the conditions set forth in Article VI (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Alston & Bird LLP, 101 South Tryon Street, Suite 4000, Charlotte, North Carolina, or at such other time or place as Parent and the Company may agree; provided, that, notwithstanding the foregoing, Parent, in its sole discretion, shall have the right to extend the Closing (i) for up to forty-five (45) days for any reason and (ii) for up to an additional thirty (30) days for the purpose of obtaining any consent, amendment or waiver contemplated by Section 5.16; provided, however, that Parent may not extend the Closing pursuant to the immediately preceding proviso to any date after May 15, 2012.  The date on which the Closing is to occur is sometimes referred to in this Agreement as the “Closing Date”.

Section 1.5.                                   Organizational Documents.

(a)                                  The charter of MergerSub as in effect immediately before the Effective Time shall be the charter of the Surviving Company until thereafter amended in accordance with applicable Law, except that at the Effective Time, Article I of the charter shall be amended to read:  “The name of the Corporation is TH Holdings, Inc.”.

(b)                                 Following the OP Effective Time, the certificate of limited partnership of the Operating Partnership shall continue in effect as the certificate of limited partnership of the Surviving Partnership until further amended in accordance with applicable Law.

Section 1.6.                                   Directors and Officers of the Surviving Company.  The directors of MergerSub immediately prior to the Effective Time shall be the directors of the Surviving Company from and after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of MergerSub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, each to hold office in accordance with the charter and bylaws of the Surviving Company.

Section 1.7.                                   Dissenting Shares.  Holders of Company Common Stock or Series A Preferred Stock are not entitled to exercise demand or appraisal rights in connection with the Merger.

Section 1.8.                                   Tax Treatment.  In the event that a Reverse Triangular Merger is consummated, the parties hereto (a) intend that for federal, and applicable state and local, income tax purposes, the Mergers will be treated as a taxable purchase by Parent of all of the outstanding shares of Company Common Stock, Series A Preferred Stock and OP Units, the latter of which shall be treated as a sale of OP Units by each transferor of such OP Units and an acquisition of the assets of the Operating Partnership by the Parent as transferee of such OP Units and (b) shall prepare and file their applicable Tax Returns based on such treatment.  In the event that Forward Triangular Merger is consummated, the parties hereto (i) intend that for federal, and applicable state and local, income tax purposes, the Mergers will be treated as (A) a taxable disposition by the Company of all of its assets to MergerSub in exchange for the Per Share Consideration and the Per Share Preferred Consideration, and the assumption of all of the Company’s liabilities, followed by a liquidating distribution of such Per Share Consideration and Per Share Preferred Consideration to the holders of the Company Common Stock and Series A Preferred Stock, pursuant to Section 331 and Section 562 of the Code, and (B) a taxable purchase by Parent of all of the OP Units, which shall be treated as a sale of OP Units by each transferor of such OP Units and an acquisition of the assets of the Operating Partnership by the Parent and (ii) shall prepare and file their applicable Tax Returns based on such treatment.

ARTICLE II

TREATMENT OF EQUITY INTERESTS IN THE MERGERS; MERGER
CONSIDERATION; EXCHANGE AND PAYMENT PROCEDURES

Section 2.1.                                   Treatment of Capital Stock in the Merger.  At the Effective Time, by virtue of the Merger and without any further action on the part of any holder of any stock of Parent, MergerSub or the Company:

(a)                                  each share of common stock, par value $0.01 per share, of the Company (including each share of Company Restricted Stock) that remains outstanding immediately prior to the Effective Time (the “Company Common Stock”), (other than any shares required to be cancelled pursuant to Section 2.1(b)), automatically shall be converted into the right to receive $4.25 in cash, without interest and subject to deduction for any required withholding Tax (the “Per Share Consideration”), and all such shares of Company Common Stock, when so converted, shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Consideration therefor upon compliance with the procedures set forth in Section 2.4;

(b)                                 each share of Company Common Stock or Series A Preferred Stock, if any, owned of record or beneficially, directly or indirectly, by Parent, MergerSub, any other Parent Subsidiary, the Company or any Company Subsidiary immediately prior to the Effective Time automatically shall be cancelled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor;

(c)                                  each share of common stock of MergerSub that remains outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Company; and

(d)                                 each share of Series A Preferred Stock that remains outstanding immediately prior to the Effective Time (other than any shares required to be cancelled pursuant to Section 2.1(b)) automatically shall be converted into the right to receive the Per Share

Preferred Consideration, without interest and subject to deduction for any required withholding Tax, and all such shares of Series A Preferred Stock, when so converted, shall cease to exist, and each holder of any such shares of Series A Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Preferred Consideration therefor upon compliance with the procedures set forth in Section 2.4.

Section 2.2.                                   Treatment of Partnership Interests in the Partnership Merger.  At the OP Effective Time, by virtue of the Partnership Merger and without any further action on the part of any holder of any partnership interest in the Operating Partnership or any limited liability company interest in OP MergerSub:

(a)                                  Each OP Unit issued and outstanding immediately prior to the OP Effective Time (other than OP Units owned directly or indirectly by the Company or any Company Subsidiaries), subject to the terms and conditions set forth herein, shall be automatically converted into, and shall be cancelled in exchange for, the right to receive the Per Share Consideration and all such OP Units, when so converted, shall cease to exist, and each holder of any such OP Units shall cease to have any rights with respect thereto, except (x) the right to receive the Per Share Consideration therefor, without interest, upon compliance with the procedures set forth in Section 2.4, and (y) the rights of such holder (if any) under any tax protection or similar agreement;

(b)                                 The general partnership interest of the Operating Partnership shall remain outstanding and shall constitute the only outstanding general partnership interest in the Surviving Partnership; and

(c)                                  Each Series A Preferred Partnership Unit automatically shall be cancelled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

Section 2.3.                                   Treatment of Restricted Stock and LTIP Units.

(a)                                  Effective immediately before the Effective Time, all vesting and other restrictions applicable to outstanding shares of restricted Company Common Stock granted pursuant to a Company Incentive Plan (“Company Restricted Stock”) (and all such restrictions applicable to any dividends on such shares) shall terminate or lapse.  All such shares shall be treated in the Merger in the same manner as provided in Section 2.1(a) for other shares of Company Common Stock.

(b)                                 Effective immediately before the Effective Time, all vesting and other restrictions applicable to outstanding long-term incentive plan units of limited partnership interest in the Operating Partnership (“LTIP Units”) shall terminate or lapse.  All such LTIP Units shall be treated in the Partnership Merger in the same manner as provided in Section 2.2(a) for other OP Units.

(c)                                  Prior to the Effective Time, the Company will (i) use reasonable best efforts to obtain all consents and make all amendments, if any, to the terms of the Company Incentive Plans and each outstanding award agreement issued pursuant to the Company Incentive Plans, as applicable, that are necessary to give effect to the provisions of this Section 2.3 and (ii)

adopt such resolutions and take such other actions as are necessary and sufficient to cause the termination of the Company Incentive Plans effective as of the Effective Time and to ensure that, after the Effective Time, neither Parent nor the Surviving Company will be required to deliver Company Stock, OP Units or other capital stock or interest of the Company, the Operating Partnership, the Surviving Company or the Surviving Partnership to any Person pursuant to or in settlement of awards outstanding under the Company Incentive Plans, including the Company Restricted Stock, and the LTIP Units.

Section 2.4.                                   Exchange and Payment Procedures.

(a)                                  Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Per Share Consideration and the Per Share Preferred Consideration, as applicable.  On or before the Effective Time, Parent shall cause to be deposited with the Paying Agent cash in an amount equal to (i) the aggregate Per Share Consideration into which the shares of Company Common Stock and OP Units have been converted in accordance with Sections 2.1(a) and 2.2(a), (ii) the aggregate Per Share Preferred Consideration into which the Series A Preferred Stock have been converted in accordance with Section 2.1(d).  The cash deposited with the Paying Agent pursuant to this Section 2.4(a) shall hereinafter be referred to as the “Payment Fund.”  The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 2.1(a), 2.1(d), 2.2(a), or 2.6, except as provided in this Agreement.

(b)                                 Not later than the fifth Business Day following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of outstanding shares of Company Common Stock or Series A Preferred Stock immediately prior to the Effective Time, whether represented by stock certificates (the “Company Certificates”) or in book entry form, whose shares were converted into the right to receive the Per Share Consideration pursuant to Section 2.1(a) or the Per Share Preferred Consideration pursuant to Section 2.1(d), (i) a letter of transmittal in customary form (which shall specify the number of shares of Company Common Stock or Company Preferred Stock held by such holder and shall be in customary form), and (ii) instructions for use in effecting the surrender of the shares of Company Common Stock or the Company Preferred Stock in exchange for the Per Share Consideration or Per Share Preferred Consideration, as applicable.  Upon delivery to the Paying Agent of such letter of transmittal, properly completed and duly executed, any Company Certificate representing the shares held by such holder and such other documents specified in the instructions for use referred to above as the Paying Agent or Parent reasonably shall require, the shares of Company Common Stock or Company Preferred Stock described therein shall be deemed surrendered for cancellation and payment and the holder identified in such letter shall be entitled promptly to receive in exchange therefor, and Parent shall cause the Paying Agent to promptly pay, the Per Share Consideration or Per Share Preferred Consideration, as applicable, and the shares so surrendered shall be cancelled. If a transfer of ownership of shares of Company Common Stock or Series A Preferred Stock has occurred but has not been registered in the transfer records of the Company, the Per Share Consideration or Per Share Preferred Consideration applicable to those shares may be paid to the transferee if the letter of transmittal is delivered in accordance with this Section 2.4(b), along with any Company Certificates representing such shares of Company Common Stock or Series A Preferred Stock, as applicable, and all documents and endorsements required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.  If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed (which affidavit shall be in form and substance reasonably acceptable to Parent), the Paying Agent shall pay in exchange for the shares represented by such lost, stolen or destroyed Company Certificate the Per Share Consideration or Per Share Preferred Consideration applicable to the shares of Company Common Stock or Series A Preferred Stock, as applicable, represented by such Company Certificate deliverable in respect thereof determined in accordance with this Article II; provided, that Parent or the Paying Agent may, in its discretion, require the delivery of a reasonable indemnity or bond against any claim that may be made against the Surviving Company with respect to such Company Certificate or ownership thereof.  Until surrendered as provided in this Section 2.4, each share of Company Common Stock and Company Preferred Stock shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Consideration or Per Share Preferred Consideration, as applicable.  No interest will be paid or accrue on any amounts payable upon surrender of any shares of Company Common Stock or Company Preferred Stock.

(c)                                  Not later than the fifth Business Day following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of an OP Unit immediately prior to the OP Effective Time, whose OP Units were converted into the right to receive the Per Share Consideration pursuant to Section 2.2(a), (i) a letter of transmittal (which shall specify the number of OP Units held by such holder and shall be in customary form), and (ii) instructions for use in effecting the delivery thereof in exchange for the Per Share Consideration to which such holder is entitled pursuant to this Agreement.  Upon delivery to the Paying Agent of such letter of transmittal, properly completed and duly executed, and upon surrender of such other documents as may be reasonably required by the Paying Agent, the OP Units described therein shall be deemed surrendered for cancellation and payment and the holder identified in such letter of transmittal shall be entitled promptly to receive in exchange therefor, and Parent shall cause the Paying Agent to promptly pay, the Per Share Consideration.  In the event of a permitted transfer of ownership of any OP Unit which is not registered in the transfer records of the Operating Partnership, the Per Share Consideration may be paid to a transferee if the letter of transmittal is delivered in accordance with this Section 2.4(c) and is accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer taxes have been paid.  No interest will be paid or accrue on any amount payable in respect of any OP Unit.

(d)                                 The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that no such investment or losses thereon shall affect the Per Share Consideration or Per Share Preferred Consideration, as applicable, payable to holders of Company Common Stock, Series A Preferred Stock or OP Units entitled to receive such consideration, and Parent shall promptly provide additional funds to the Paying Agent for the benefit of holders of Company Common Stock, Company Preferred Stock and OP Units in the amount of any such losses to the extent necessary for payment of the Per Share Consideration or Per Share Preferred Consideration, as applicable.  Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

Section 2.5.                                   Termination of Payment Fund; Escheat.  Following the date that is one year after the Effective Time, the Paying Agent shall deliver to Parent upon demand all cash and any documents in its possession relating to the transactions described in this Agreement, and the Paying Agent’s duties shall terminate.  Thereafter, any former holders of Company Common Stock, Series A Preferred Stock or OP Units who have not previously received the Per Share Consideration or Per Share Preferred Consideration, as applicable, to which they are entitled under this Agreement shall look solely to Parent or to the Surviving Company or Surviving Partnership, as applicable, for payment of such consideration and any related amounts due to them under this Agreement.  Notwithstanding the foregoing, none of the Paying Agent, Parent, the Surviving Company or the Surviving Partnership shall be liable to a former holder of Company Common Stock, Series A Preferred Stock or of OP Units for any amounts required to be delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Laws.

Section 2.6.                                   Tax Withholding.  Each of Parent, the Surviving Company, and the Surviving Partnership shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Company Common Stock, Series A Preferred Stock, OP Units, or LTIP Units, such amounts as Parent, the Surviving Company or Surviving Partnership are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign tax Law.  To the extent that amounts are so withheld by Parent, the Surviving Company or Surviving Partnership, such withheld amounts (i) shall be remitted promptly by Parent, the Surviving Company or Surviving Partnership, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the former holder of the shares of Company Common Stock, Series A Preferred Stock, OP Units, or LTIP Units in respect of which such deduction and withholding was made by Parent, the Surviving Company or Surviving Partnership.

Section 2.7.                                   Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock or Series A Preferred Stock that were outstanding immediately prior to the Effective Time shall thereafter be made.  If, after the Effective Time, subject to the terms and conditions of this Agreement, any shares of Company Common Stock or Series A Preferred Stock are presented to the Surviving Company, they shall be cancelled and exchanged for the Per Share Consideration or Per Share Preferred Consideration in accordance with this Article II.  No transfers of OP Units shall be permitted after the OP Effective Time.

Section 2.8.                                   Certain Adjustments.  In the event that, and only to the extent permitted by Section 5.1, the Company changes (or establishes a record date for changing) the number of shares of Company Common Stock or Series A Preferred Stock, as applicable, issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding shares of Company Common Stock or Series A Preferred Stock, as applicable, at any time during the period from the date hereof to the Effective Time, then the Per Share Consideration or the Per Share Preferred Consideration shall be appropriately adjusted, taking into account the record and payment or effective dates, as the case may be, for such transaction.

Section 2.9.                                   Further Assurances.  At and after the Effective Time, the officers of the Surviving Company and the general partner of the Surviving Partnership will be authorized to execute and deliver, in the name and on behalf of the Company, MergerSub, or the Operating Partnership any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of any of them, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company and the Surviving Partnership any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company or the Surviving Partnership as a result of, or in connection with, the Mergers.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
AND THE OPERATING PARTNERSHIP

Except as set forth in the Disclosure Schedule delivered by the Company to Parent at or prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item on the Company Disclosure Schedule with respect to one Section of this Article III shall be deemed disclosure with respect to any other Sections of this Article III if the relevance of such item to such other Sections is reasonably apparent on the face of such disclosure (it being understood that to be so apparent it is not required that such other Sections be cross-referenced), or as expressly disclosed in any forms, reports or documents filed by the Company with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from and after January 1, 2011 to two (2) Business Days prior to the date of this Agreement (except for disclosure contained in any risk factors or “forward-looking statements” specifically identified in such forms, reports or documents as such), the Company and the Operating Partnership jointly and severally represent and warrant to the Purchaser Parties as follows:

Section 3.1.                                   Organization and Qualification; Subsidiaries.

(a)                                  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The Operating Partnership is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  The Operating Partnership is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)                                  Each Company Subsidiary (other than the Operating Partnership) that has any material assets or operations is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Each Company Subsidiary (other than the Operating Partnership) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)                                 Section 3.1(d) of the Company Disclosure Schedule sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary and (ii) the type of and percentage of interest held, directly or indirectly, by the Company in such Company Subsidiary.  All of the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable.  The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries and the Company owns all such capital stock and other equity interests free and clear of any Liens (other than Permitted Liens) or limitations on voting rights, and free of any preemptive rights or any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the stock or other ownership interests).

(e)                                  None of the Company, the Operating Partnership or any other Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Operating Partnership or in any other Company Subsidiaries and other than investments in short-term investment securities or securities of a publicly traded company held for investment by the Company or any of its subsidiaries and consisting of less than 3% of the outstanding capital stock of such company).

Section 3.2.                                   Organizational Documents.  The Company and the Operating Partnership have made available to Parent complete and correct copies of (i) the Company’s charter (the “Charter”) and Bylaws, and (ii) the Operating Partnership’s Certificate of Limited Partnership (the “OP Certificate”) and the Operating Partnership Agreement, each as in effect on the date hereof.

Section 3.3.                                   Capital Structure.

(a)                                  The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 50,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”), of which 2,990,000 shares of Company Preferred

Stock have been classified and designated as 8.500% Series A Cumulative Redeemable Perpetual Preferred Stock, having a liquidation preference of $25.00 per share (the “Series A Preferred Stock” and, together with the Company Common Stock, the “Company Stock”).  At the close of business on December 22, 2011, (i) 51,133,730 shares of Company Common Stock were issued and outstanding, including 521,610 shares of Company Restricted Stock that at that date were subject to restrictions imposed in connection with restricted stock grants made under the Company’s 2005 Long Term Stock Incentive Plan (the “Company 2005 Incentive Plan”) or the Company’s 2010 Long Term Incentive Compensation Plan (the “Company 2010 Incentive Plan”, and together with the Company 2005 Incentive Plan, the “Company Incentive Plans”), (ii) no shares of Company Common Stock were held by the Company in treasury, (iii) 2,940,000 shares of Series A Preferred Stock were issued and outstanding, and (iv) 7,494,793 shares of Company Common Stock were available for issuance upon redemption of units of limited partnership interest in the Operating Partnership (each an “OP Unit”), including OP Units issuable upon conversion of LTIP Units.  Such issued and outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid and nonassessable.  There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Stock may vote.  Section 3.3(a) of the Company Disclosure Schedule sets forth a true and complete list setting forth, as of the date hereof, all outstanding shares of Company Restricted Stock, the names of the holders thereof, the date each such share of Company Restricted Stock was granted, any vesting schedule with respect to the outstanding shares of Company Restricted Stock and whether the holder of Company Restricted Stock timely made an election under Section 83(b) of the Code to include in income the value of the Company Restricted Stock on the date such Company Restricted Stock was granted to the holder.  Each share of Company Restricted Stock was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Incentive Plans pursuant to which it was issued.

(b)                                 The Operating Partnership is authorized under the Operating Partnership Agreement to issue three classes of units of limited partnership interest, which are the OP Units, LTIP Units, and the Series A Preferred Partnership Units (each, a “Series A Preferred Partnership Unit”).  At the close of business on December 22, 2011, (i) 7,132,903 OP Units were issued and outstanding, (ii) 361,890 LTIP Units were issued and outstanding, and (iii) 2,940,000 Series A Preferred Partnership Units were issued and outstanding.  Such issued and outstanding OP Units, LTIP Units, and Series A Preferred Partnership Units have been duly authorized and validly issued and (to the extent such concept is applicable) fully paid and nonassessable.  The sole general partner of the Operating Partnership is CS Business Trust I, a Maryland business trust which is a Company Subsidiary that is wholly-owned by the Company.  Immediately prior to the Effective Time, each OP Unit will be redeemable for not more than one share of Company Common Stock.  Section 3.3(b) of the Company Disclosure Schedule sets forth a true and complete list setting forth, as of the date hereof, all outstanding LTIP Units, the names of the holders thereof, the date each such LTIP Unit was granted, any vesting schedule with respect to the outstanding LTIP Units.  Each LTIP Unit was granted in compliance with all applicable Laws and all of the terms and conditions of the Operating Partnership Agreement and the Company Incentive Plans pursuant to which it was issued.

(c)                                  Except as set forth in Section 3.3, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company, the Operating Partnership or any other Company Subsidiary is a party or by which any of them is bound obligating the Company, the Operating Partnership or any other Company Subsidiary to issue, deliver, sell or create, or cause to be issued, delivered, sold or created, additional shares of Company Stock, OP Units, LTIP Units, Series A Preferred Partnership Units or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company, the Operating Partnership or any of the other Company Subsidiaries or obligating the Company, the Operating Partnership or any other Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.  As of the date of this Agreement, except as expressly provided in the Operating Partnership Agreement, there are no outstanding contractual obligations of the Company, the Operating Partnership or any other Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Stock, OP Units, LTIP Units, Series A Partnership Units or other equity securities of the Company, the Operating Partnership or any other Company Subsidiary.  There are no outstanding agreements to which the Company, the Operating Partnership, any other Company Subsidiary or any of their respective officers or directors is a party concerning the voting of any capital stock of the Company, the Operating Partnership or any of the other Company Subsidiaries.

(d)                                 All dividends or distributions on the shares of Company Stock, OP Units, LTIP Units, and Series A Preferred Partnership Units which have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(e)                                  Holders of Company Common Stock or Series A Preferred Stock are not entitled to exercise demand or appraisal rights in connection with the Merger.

Section 3.4.                                   Authority.

(a)                                  Each of the Company and the Operating Partnership has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by each of the Company and the Operating Partnership, as applicable, and the consummation by the Company and the Operating Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or partnership action, and no other corporate or partnership proceedings on the part of the Company or the Operating Partnership are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject, with respect to the Merger, to receipt of the Company Stockholder Approval.  The affirmative vote of the holders of not less than a majority of the outstanding shares of the Company Common Stock (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of stock or other equity securities of the Company necessary to approve the Mergers and, for the avoidance of doubt, no vote of the holders of shares of Series A Preferred Stock is required in connection with the Merger or any of the other transactions contemplated by this Agreement.

(b)                                 This Agreement has been duly executed and delivered by each of the Company and the Operating Partnership and, assuming due authorization, execution and delivery by each Purchaser Party, constitutes a legally valid and binding obligation of the Company and the Operating Partnership, respectively, enforceable against the Company and the Operating Partnership, respectively, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

(c)                                  Each of the Erdman Seller and the Company has the requisite organizational power and authority to execute and deliver the Erdman Purchase Agreement, to perform its obligations thereunder and to consummate the transactions contemplated by the Erdman Purchase Agreement.  The execution and delivery of the Erdman Purchase Agreement by each of the Erdman Seller or the Company, and the consummation by the Erdman Seller and the Company of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate, partnership or organizational action, and no other corporate, partnership or organizational proceedings on the part of the Erdman Seller or the Company is necessary to authorize the Erdman Purchase Agreement or to consummate the transactions contemplated thereby.  No vote of the holders of shares of Company Common Stock, Series A Preferred Stock or any other class or series of capital stock or other equity securities of the Company is required in connection with the execution or delivery of the Erdman Purchase Agreement by the Erdman Seller or the Company or the consummation by the Erdman Seller or the Company of any of the transactions contemplated by the Erdman Purchase Agreement.  The Erdman Purchase Agreement has been duly executed and delivered by each of the Erdman Seller and the Company and, assuming due authorization, execution and delivery by the Erdman Purchaser, constitutes a legally valid and binding obligation of each of the Erdman Seller and the Company, respectively, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

(d)                                 The Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers and the Erdman Purchase Agreement, are advisable, (ii) approved this Agreement and the transactions contemplated hereby, including the Mergers and the Erdman Sale, and (iii) recommended that the holders of the Company Common Stock approve the Merger.

(e)                                  Assuming the accuracy of the representation and warranty set forth in Section 4.9, the action taken by the Board of Directors of the Company in approving this Agreement and the Merger is sufficient to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL.  The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger.  To the knowledge of the Company, no other “business combination”, “control share acquisition”, “fair price”, “moratorium” or other antitakeover Laws are applicable to this Agreement, the Mergers or the other transactions contemplated hereby.

Section 3.5.                                   No Conflict; Required Filings and Consents.

(a)                                  The execution and delivery of this Agreement by each of the Company and the Operating Partnership do not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each of the Company and the Operating Partnership will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of the Company’s Charter or Bylaws, the OP Certificate, the Operating Partnership Agreement or any equivalent organizational documents of any other Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.5(b) have been obtained, all filings and notifications described in Section 3.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, the Operating Partnership or any other Company Subsidiary or by which any property or asset of the Company, the Operating Partnership or any other Company Subsidiary is bound, or (iii) require any consent, approval or notice under, result in any breach of or any loss of any benefit under, or result in the triggering of any payments pursuant to, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company, the Operating Partnership or any other Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other legally binding obligation to which the Company, the Operating Partnership or any other Company Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by each of the Company and the Operating Partnership do not, and the performance of this Agreement by each of the Company and the Operating Partnership will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) as may be required under the Exchange Act, the Securities Act and the rules and regulations of the New York Stock Exchange (the “NYSE”), and the filing and acceptance for record of the Merger Filing, as required by the MGCL and the Partnership Merger Filing, as required by the DRULPA and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)                                  The execution and delivery of the Erdman Purchase Agreement by the Erdman Seller and the Company does not, and the performance of the Erdman Purchase Agreement and the consummation of the transactions contemplated thereby by the Erdman Seller and the Company will not, (i) conflict with or violate any provision of the Company’s Charter or Bylaws, the OP Certificate, the Operating Partnership Agreement or any equivalent organizational documents of any other Company Subsidiary, (ii) conflict with or violate any Law applicable to the Company, the Operating Partnership or any other Company Subsidiary or by which any property or asset of the Company, the Operating Partnership or any other Company Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or result in the triggering of any payments pursuant to, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company, the Operating Partnership or any other Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other legally binding obligation to which the Company, the Operating Partnership or any other Company Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The execution and delivery of the Erdman Purchase Agreement by the Erdman Seller and the Company does not, and the performance of the Erdman Purchase Agreement by the Erdman Seller and the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

Section 3.6.                                   Permits; Compliance With Law.

(a)                                  Except for the authorizations, licenses, permits, certificates, approvals and clearances that are the subject of Sections 3.14 or 3.16, which are addressed solely in those Sections, (i) each of the Company, the Operating Partnership and each other Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company, the Operating Partnership and each other Company Subsidiary to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), (ii) all such Company Permits are valid and in full force and effect, (iii) the Company and the Company Subsidiaries are in compliance with all such Permits and (iv) no such Permit is the subject of any suit or pending proceeding seeking the revocation, suspension, non-renewal or material impairment of such Permit, except where the failure to be in possession of, the failure to be valid or in full force and effect of, the failure to be in compliance with, or any potential revocation, suspension, non-renewal or impairment of, any of the Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                 None of the Company, the Operating Partnership or any other Company Subsidiary is in conflict with, or in default or violation of (i) any Law applicable to the Company, the Operating Partnership or any other Company Subsidiary or by which any property or asset of the Company, the Operating Partnership or any other Company Subsidiary is bound (except for Laws with respect to matters that are the subject of Section 3.10, 3.11, 3.14, 3.15 or 3.17, which are addressed solely in those Sections), or (ii) any Company Permits (except for the Company Permits that are the subject of Sections 3.14 or 3.16, which are addressed solely in those Sections), except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)                                  To the knowledge of the Company, neither the Company nor any Company Subsidiary nor any director, officer, agent, employee or Affiliate of the Company or any Company Subsidiary is aware of any action, or any allegation of any action, or has taken any action, directly or indirectly, (i) that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder the (“FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, or (ii) that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with the Company or any Company Subsidiary, in order to induce such Person to act against the interest of his or her employer or principal.

Section 3.7.                                   SEC Filings; Financial Statements.

(a)                                  The Company has filed with the SEC all forms, reports, and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since January 1, 2009 (collectively, the “Company SEC Filings”).  Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, neither the Operating Partnership nor any other Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.  To the knowledge of the Company, there are no material unresolved comments received from the SEC staff with respect to the Company SEC Filings on or prior to the date hereof.  To the knowledge of the Company, none of the Company SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

(b)                                 Each of the consolidated financial statements contained in the Company SEC Filings (as amended, supplemented or restated, if applicable, prior to the date hereof) was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated (except as indicated in the notes thereto), and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)                                  There are no material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data.  The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to information required to be included in the Company’s periodic reports required under the Exchange Act.  Since the enactment of the Sarbanes-Oxley Act of 2002, none of the Company, the Operating Partnership or any other Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act).  The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act of 2002 and (ii) the rules and regulations of the NYSE that are applicable to the Company.

(d)                                 None of the Company or its consolidated subsidiaries has any  material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except for liabilities or obligations (i) incurred in connection with the Merger or any of the other transactions contemplated hereby, including the Erdman Sale, (ii) reflected on or reserved against in the Company’s consolidated balance sheet, as of September 30, 2011, included in the Company’s consolidated financial statements, or (iii) incurred in the ordinary course of business consistent with past practice since September 30, 2011.

(e)                                  Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or the Company Subsidiaries’ published financial statements or any Company SEC Filings.

(f)                                    A schedule of the outstanding Indebtedness of the Company, the Operating Partnership and the Company Subsidiaries, other than outstanding checks, as of the dates set forth therein is set forth in Section 3.7(f) of the Company Disclosure Schedule.

Section 3.8.                                   Disclosure Documents.

(a)                                  The information to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be furnished to the holders of  Company Common Stock in connection with the Merger (the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed to the holders of Company Common Stock (the date on which the Proxy Statement is so mailed, the “Proxy Mail Date”) or at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b)                                 The representations and warranties contained in this Section 3.8 will not apply to statements or omissions included in the Proxy Statement based upon information supplied to the Company by or on behalf of any Purchaser Party.

Section 3.9.                                   Absence of Certain Changes or Events.  Since December 31, 2010, except as contemplated by or as disclosed pursuant to this Agreement, (i) the Company has conducted its business in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been (x) any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, has had or would reasonably be expected to result in a Company Material Adverse Effect, or (y) any action taken by the Company, the Operating Partnership or any other Company Subsidiary through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 5.1(c)(i), (ii), (iii), (v), (vii), (viii), (ix), (x), (xi), (xii), or (xvi)(A), (xvi)(B), (xvi)(C), (xvi)(E), (xvi)(G), (xvi)(H), (xvii) or (xix).

Section 3.10.                             Employee Benefit Plans.

(a)                                  Section 3.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan and separately identifies each Erdman Benefit Plan and each Company Benefit Plan that could be subject to Code Section 409A.  “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) other than a “multi-employer plan” (as described in ERISA Section 3(37)), and any other material plan, program, policy or agreement (whether written or oral) providing compensation or other benefits to any current or former trustee, director, officer, or employee of the Company, the Operating Partnership or any other Company Subsidiary (or to any dependent or beneficiary thereof), which are maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company, the Operating Partnership or any other Company Subsidiary, or under which the Company, the Operating Partnership or any other Company Subsidiary has any material obligation or liability, contingent or otherwise, including all individual employment, severance, consulting, change of control, retention, or similar arrangements and incentive, bonus, deferred compensation, cafeteria, medical, disability, stock purchase or equity based compensation plans, policies or programs.  The Company has provided or made available to the Parent or its counsel with respect to each and every Company Benefit Plan (other than a multiemployer plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”)) a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter, if any, received by the Company, the Operating Partnership, or any other Company Subsidiary from the IRS regarding the Tax-qualified status of such Company Benefit Plan; (ii) the most recent financial statements for such Company Benefit Plan; (iii) the most recent actuarial valuation report; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, including all schedules and attachments, including the certified audit opinions, for the most recent plan year.

(b)                                 Each Company Benefit Plan (other than any Multiemployer Plan) has been established, administered, and funded in all material respects in accordance with its terms, the terms of any applicable collective bargaining agreement and all applicable Laws, including ERISA and the Code.  The Company and any applicable Company Subsidiary have timely satisfied all contribution requirements set forth in any applicable collective bargaining agreement related to any applicable Company Benefit Plan, except for circumstances that will not result in any material liability to the Company or any applicable Company Subsidiary. There has been no amendment to, announcement by the Company, the Operating Partnership, or any Company Subsidiary relating to, or change in employee participation or coverage under, any Company Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(c)                                  Each Company Benefit Plan (other than any Multiemployer Plan) which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the United States Internal Revenue Service (the “IRS”) as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Company’s knowledge, no fact or event has occurred that would adversely affect the qualified status of any such Company Benefit Plan.  To the Company’s knowledge, none of the Company, the Operating Partnership or any other Company Subsidiary has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that could result in material liability to the Company, the Operating Partnership and the other Company Subsidiaries, taken as a whole.  No material suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan  (other than a Multiemployer Plan), including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(d)                                 (i) No Company Benefit Plan is, and none of the Company, the Operating Partnership, any Company Subsidiaries or any corporation, trade, business, or entity under common control with the Company, the Operating Partnership or any other Company Subsidiary within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”) maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with, a Multiemployer Plan, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a pension plan subject to Section 412 or 4971of the Code or Section 302 or Title IV of ERISA.  (ii) None of the Company, the Operating Partnership or any other Company Subsidiary has any liability under Title IV of ERISA, and no condition exists that presents a material risk to the Company, the Operating Partnership or any other Company Subsidiary of incurring or being subject to a material liability under Title IV of ERISA.  (iii) With respect to any Multiemployer Plan contributed to by the Company, the Operating Partnership, any Company Subsidiary or any ERISA Affiliate, none of the Company, the Operating Partnership, any other Company Subsidiary, or any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied.

(e)                                  No Company Benefit Plan provides any post-employment medical or life insurance benefits, other than coverage mandated by Part 6 of Title I of ERISA or Code Section 4980B or similar state law.

(f)                                    (i) None of the Surviving Company or any of its respective subsidiaries will be required to make any material payment to any employee in connection with any Company Benefit Plan solely as a result of the consummation of the transactions contemplated by this Agreement.  (ii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (a) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 162(m) or Section 280G of the Code; (b) result in any current or former employee, or director of the Company, the Operating Partnership or any Company Subsidiary being entitled to severance pay or any increase in severance pay upon any termination of employment (whether before or after the date of this Agreement); (c) limit or restrict the right of the Company, the Operating Partnership or any Company Subsidiary to merge, amend or terminate any Company Benefit Plan; or (d) accelerate the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, or increase the amount of compensation or benefits due under, any Company Benefit Plan.

(g)                                 There are no material funded benefit obligations of the Company, the Operating Partnership or the other Company Subsidiaries under a Company Benefit Plan (other than any Multiemployer Plan) for which contributions have not been made or properly accrued and there are no material unfunded benefit obligations under a Company Benefit Plan (other than any Multiemployer Plan) that have not been accounted for by reserves or otherwise reflected as may be required in the consolidated financial statements in the Company SEC Filings.

(h)                                 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause Parent or its Affiliates to assume or incur any liabilities under, or with respect to, the Erdman Benefit Plans.

Section 3.11.                             Labor and Other Employment Matters.

(a)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company, the Operating Partnership and each other Company Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, collective bargaining, employment discrimination, civil rights, safety and health, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes and wages and hours.  None of the Company, the Operating Partnership or any other Company Subsidiary is a party to a collective bargaining agreement and no labor union has been certified to represent any employee of the Company, the Operating Partnership or any other Company Subsidiary, or has applied to represent or is attempting to organize so as to represent such employees, and, to the knowledge of the Company, there are no activities and proceedings of any labor union to organize any such employees.  There is no pending or, to the knowledge of the Company, threatened material work stoppage, slowdown, lockout or labor strike against the Company, the Operating Partnership or any other Company Subsidiary and none of the Company, the Operating Partnership or any other Company Subsidiary has experienced any material work stoppage, slowdown, lockout or labor strike by or with respect to employees of the of the Company, the Operating Partnership or any other Company Subsidiary within the past two (2) years.

(b)                                 Section 3.11(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all (i) severance or employment agreements with directors, officers or employees of the Company, the Operating Partnership or any other Company Subsidiary; or (ii) plans, programs or other agreements of the Company, the Operating Partnership or any other Company Subsidiary with or relating to its directors, officers, employees which contain change in control provisions.

(c)                                  (i) There is no unfair labor practice charge or complaint pending before the National Labor Relations Board (“NLRB”) relating to the Company, the Operating Partnership or any other Company Subsidiary; (ii) there is no representation claim or petition pending before the NLRB and no question concerning representation exists relating to the employees of the Company, the Operating Partnership or any other Company Subsidiary; (iii) there are no charges with respect to or relating to the Company, the Operating Partnership or any other Company Subsidiary pending before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices; and (iv) none of the Company, the Operating Partnership or any other Company Subsidiary have received notice from any national, state or local agency responsible for the enforcement of labor or employment Laws of an intention to conduct an investigation of the Company, the Operating Partnership or any other Company Subsidiary, and no such investigation is in progress.

(d)                                 The Company, the Operating Partnership and the Company Subsidiaries have met in all material respects all requirements required under Law or regulation relating to the employment of foreign citizens, including all requirements of I-9, and, to the knowledge of the Company, none of the Company, the Operating Partnership or any other Company Subsidiary currently employ, or have ever employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed.

(e)                                  Since December 31, 2009, there has been no mass layoff or plant closing as defined by the Worker Adjustment and Retraining Notification Act, 29 U.S.C. 2101, et seq., or any similar state, local or foreign “plant closing” Law with respect to the employees of the Company, the Operating Partnership or any other Company Subsidiary.

Section 3.12.                             Material Contracts.

(a)                                  Except for contracts set forth on the “Exhibit Index” included in the Company’s Form 10-K for the year ended December 31, 2010, as amended, the Company’s Forms 10-Q for the three months ended March 31, 2011, June 30, 2011 and September 30, 2011, or any Form 8-K filed by the Company since January 1, 2011, none of the Company, the Operating Partnership or any other Company Subsidiary is a party to or bound by any contract, which, as of the date hereof, is in effect and:

(i)                                     is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)                                  involves aggregate annual expenditures by the Company, the Operating Partnership and any other Company Subsidiary in excess of $4,000,000 and is not cancelable within 180 days without material penalty to the Company, the Operating Partnership or any other Company Subsidiary;

(iii)                               contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the conduct of business by the Company, the Operating Partnership or any other Company Subsidiary, or that restricts the conduct of business by the Company, the Operating Partnership or any other Company Subsidiary or any geographic area in which the Company, the Operating Partnership or any other Company Subsidiary may conduct business, in each case in any material respect;

(iv)                              provides for indemnification of any past or present trustee, director, officer or employee of the Company, the Operating Partnership or any other Company Subsidiary;

(v)                                 is between the Company, the Operating Partnership or any other Company Subsidiary, on the one hand, and any director or any officer of the Company or any Affiliate of any director or officer of the Company, on the other hand, other than a Company Benefit Plan;

(vi)                              provides for or otherwise evidences (A) any loan, mortgage or other Indebtedness owed by the Company or any Company Subsidiary in an amount in excess of $1,000,000 or (B) the grant of any security interests in any Company Property;

(vii)                           is material to the Company and the Company Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring the Company or any of the Company Subsidiaries to offer a Person any terms or conditions that are at least as favorable as those offered to any other Person;

(viii)                        provides for a guarantee, in an amount in excess of $2,000,000, of the obligations of any Person that is not the Company or a Company Subsidiary (other than a guarantee pursuant to construction loans or similar financing arrangements;

(ix)                                is an employment, severance, consulting, change of control or similar contract with a current or former employee, officer or director of the Company, the Operating Partnership or any Company Subsidiary which will require the payment of amounts by the Company, the Operating Partnership or any Company Subsidiary, as applicable, after the date hereof in excess of $100,000 in any twelve-month period;

(x)                                   provides for or governs any joint venture or partnership or any investment by the Company or any Company Subsidiary in any other Person;

(xi)                                has been entered into after December 31, 2010 and provides for the purchase or sale, option to purchase or sell, right of first refusal, right of first offer or any other contractual right to purchase, sell, dispose of or master lease, by merger, purchase or sale of assets or stock, or otherwise, any real property, including any Company Property, in each case where the applicable real property or Company Property has a fair market value in excess of $7,500,000;

(xii)                             could result in liability on the part of the Company or any Company Subsidiary in respect of any purchase price adjustment, earn-out or contingent purchase price obligation that, in each case, could reasonably be expected to result in future payments under any contract that exceeds $2,000,000 in the aggregate;

(xiii)                          provides for any unpaid settlement or proposed settlement of any suit, claim, action or proceeding in which the amount to be paid in settlement is in excess of $400,000;

(xiv)                         is a Material Company Lease or a Ground Lease;

(xv)                            provides for (A) a Purchase Option or (B) any ownership right or interest, or right to acquire any ownership right or interest, in any Company Property (or portion thereof), in each case, on the part of any Person other than the Company, the Operating Partnership or any other Company Subsidiary;

(xvi)                         provides for the use or other exploitation of material Intellectual Property (other than commercially available, off-the-shelf software); or

(xvii)                      is a design, construction, management or other service provision agreement which yields revenue to the Company or any Company Subsidiary in excess of $2,000,000 per annum.

Each such contract to which the Company, the Operating Partnership or any other Company Subsidiary is a party or by which it is bound is referred to herein as a “Company Material Contract.”

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each Company Material Contract is legally valid, binding and enforceable on the Company, the Operating Partnership and each other Company Subsidiary that is a party thereto and, to the Company’s knowledge, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law.  Except as would not individually or in the aggregate reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company, the Operating Partnership and each other Company Subsidiary has performed all obligations required to be performed by it under each Company Material Contract and, to the Company’s knowledge, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract.  Neither the Company, the Operating Partnership nor any Company Subsidiary is and, to the knowledge of the Company, no other party is, in breach or violation of, or in default under, any Company Material Contract, and none of the Company, the Operating

Partnership or any of the Company Subsidiaries has received any claim of such breach, violation or default of or under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  The Company has made available to Parent true and correct copies of all Company Material Contracts, including all amendments and modifications thereto.

Section 3.13.                             Litigation.  There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened by any third party or before any Governmental Entity, nor, to the knowledge of the Company, is there any investigation pending by any Governmental Entity, in each case, against the Company, the Operating Partnership or any other Company Subsidiary and none of the Company, the Operating Partnership or any other Company Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity, in each case, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.14.                             Environmental Matters.

(a)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)                                     The Company, the Operating Partnership, each other Company Subsidiary, and each Company Property (A) are and have been in compliance with applicable Environmental Laws, (B) have applied for and are in possession of all Environmental Permits necessary to conduct their current operations, except for such Environmental Permits as would need to be obtained after the date of this Agreement in the ordinary course of business for ongoing Projects and (C) are in compliance with their respective Environmental Permits, all of which are valid and in full force and effect;

(ii)                                  None of the Company, the Operating Partnership or any other Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company, the Operating Partnership, any other Company Subsidiary, or any Company Property is in violation of, or liable under, any Environmental Law;

(iii)                               None of the Company, the Operating Partnership or any other Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal, cleanup, presence, or exposure to, Hazardous Materials and, to the knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing by or before any Governmental Entity or Person with respect to any such matter; and

(iv)                              None of the Company, the Operating Partnership or any other Company Subsidiary has expressly assumed by contract or, to the knowledge of the Company, assumed, other than expressly by contract, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(b)                                 Section 3.14(b) of the Company Disclosure Schedule sets forth a true and correct list, as of the date of this Agreement, of all material environmental site assessment reports, investigations, remediation assessments or similar documents with respect to the Company Properties which are in the possession custody or control of the Company, the Operating Partnership or any other Company Subsidiary (the “Environmental Reports”).  True, accurate and complete copies of the Environmental Reports have been made available to Parent.

(c)                                  Section 3.14(c) of the Company Disclosure Schedule sets forth a true and correct list, as of the date of this Agreement, of all Environmental Permits with respect to the Company Properties, the Company, the Operating Partnership or any other Company Subsidiary that are held by the Company, the Operating Partnership or any other Company Subsidiary, other than those Environmental Permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)                                 This Section 3.14 contains the exclusive representations and warranties of the Company and the Operating Partnership with respect to environmental matters.

Section 3.15.                             Intellectual Property.

(a)                                  Section 3.15(a) of the Company Disclosure Schedule sets forth a complete list of all of the following Intellectual Property owned by the Company, the Operating Partnership or any other Company Subsidiary that is material to the operations of the Company, the Operating Partnership and the other Company Subsidiaries (other than the Erdman Companies), taken as a whole:  (i) letters patent, patents and patent applications; (ii) trademark and service mark registrations and applications; and (iii) copyright registrations and applications.  The Company, the Operating Partnership and the other Company Subsidiaries  (other than the Erdman Companies) own or possess valid rights to use and exploit all Intellectual Property necessary to conduct the respective businesses of the Company, the Operating Partnership and the other Company Subsidiaries as such businesses are currently conducted.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (A) the conduct of the respective businesses of the Company, the Operating Partnership and the other Company Subsidiaries as such businesses are currently conducted do not infringe the Intellectual Property rights of any other Person; (B) to the knowledge of the Company, no Person is currently infringing or misappropriating Intellectual Property owned by the Company, the Operating Partnership or any other Company Subsidiary; and (C) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not impair any Intellectual Property owned by the Company, the Operating Partnership or any other Company Subsidiary.  The Company, the Operating Partnership and the other Company Subsidiaries have taken all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own or purport to own, and each such item of Intellectual Property is owned by the Company, the Operating Partnership or the other Company Subsidiaries free and clear of any Liens or, to the knowledge of the Company, any ownership interests of any employee, contractor, or any other Person (except for non-exclusive licenses granted to any other Person in respect of such

Intellectual Property).  At the date of this Agreement, no claim by any Person contesting the validity, enforceability, use or ownership of any material Intellectual Property, or asserting any infringement, misappropriation or violation of any Intellectual Property rights, by the Company, the Operating Partnership or any other Company Subsidiary is pending or, to the knowledge of the Company, threatened against the Company, the Operating Partnership or any other Company Subsidiary.  To the knowledge of the Company, no material trade secret of the Company, the Operating Partnership or any other Company Subsidiary (other than the Erdman Companies) has been disclosed to any Person, except pursuant to written confidentiality obligations.

(b)                                 This Section 3.15, together with Section 3.12, contains the exclusive representations and warranties of the Company and the Operating Partnership with respect to intellectual property matters.

Section 3.16.                             Properties.

(a)                                  Section 3.16(a) of the Company Disclosure Schedule sets forth a correct list of all real property owned or leased as of the date of this Agreement, including ground leases (as lessee or sublessee) by the Company, the Operating Partnership or any other Company Subsidiary, except for leases of real property between the Company, the Operating Partnership or any other Company Subsidiary, on the one hand, and the Company, the Operating Partnership or any other Company Subsidiary, on the other hand (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”).  Other than the Company Properties, there are no real properties with regards to which the Company, the Operating Partnership or any other Company Subsidiary is bound by any agreement to purchase or lease (as lessee).

(b)                                 The Company, the Operating Partnership or any other Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for the following:  (i) Liens relating to Indebtedness of the Company or any Company Subsidiary that is expressly disclosed in the Company SEC Filings; (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are being maintained; (iii) any Company Material Contracts, or leases to third parties for the occupation of portions of the Company Properties as tenants only by such third parties in the ordinary course of the business of the Company, the Operating Partnership or any other Company Subsidiary; (iv) Liens imposed or promulgated by Law or any Governmental Entity, including zoning regulations none of which have a material adverse effect on the present use of the applicable Company Property; (v) Liens that are recorded in a public record or disclosed on existing title policies made available to Parent prior to the date hereof; (vi) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business; (vii) any Liens arising as a result of the terms of the Erdman Purchase Agreement, and (viii) any other Liens, limitations, restrictions or title defects that do not materially impair the value or marketability of the Company Property or the continued use and operation of the Company Property as currently used and operated (clauses (i) through (viii) collectively, the “Permitted Liens”).

(c)                                  None of the Company, the Operating Partnership or the other Company Subsidiaries has received (i) written notice that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d)                                 No certificate, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the use of the buildings and improvements on any of the Company Properties or that is necessary to permit the use of all, utilities, parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties has failed to be obtained or is not in full force and effect, and none of the Company, the Operating Partnership or any other Company Subsidiary has received written notice of any violation of same or threat of modification or cancellation of any such certificate, permit or license, except for each of the foregoing as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)                                  None of the Company, the Operating Partnership or any other Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties, or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated for any Company Property, except for each of the foregoing as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)                                    Except for discrepancies, errors or omissions that, individually or in the aggregate, would not have a Company Material Adverse Effect, the rent rolls for the Company Properties dated as of November 30, 2011 which are set forth in Section 3.16(f) of the Company Disclosure Schedule, identify in a true and correct manner (i) each lease and sublease that was in effect as of November 30, 2011 and to which the Company, the Operating Partnership or the other Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Company Properties (such leases, together with all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, the “Company Leases”) and (ii) the following information as it relates to all Company Leases:  (A) the expiration date; (B) the monthly base rent payable thereunder; and (C) the square footage of net rentable area.

Section 3.16(f) of the Company Disclosure Schedule sets forth a true and correct list of all outstanding tenant improvement allowances, brokerage commissions or other tenant inducement or similar costs that exceed $1,000,000, with respect to any given Company Lease or Company Property.

(g)                                 The Company has made available to Parent true and complete copies of all Company Leases in effect as of the date hereof that relates to in excess of 20,000 square feet of net rentable space (the “Material Company Leases”).  As of the date of this Agreement, none of the Company, the Operating Partnership or any other Company Subsidiary is a party as lessor to any agreement to lease any real property, other than pursuant to a Company Lease.  (i) None of the Company, the Operating Partnership or any other Company Subsidiary is and, to the knowledge of the Company, no other party is, in material breach or material violation of, or material default under, any Material Company Lease, (ii) no event has occurred which would result in a material breach or material violation of, or a material default under, any Material Company Lease by the Company, the Operating Partnership or any other Company Subsidiary, or to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both) and no tenant under a Material Company Lease is in monetary or material non-monetary default under such Material Company Lease, (iii) each Material Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company, the Operating Partnership or the other Company Subsidiaries and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law, and (iv) no tenant under any Material Company Lease has notified the landlord under its lease in writing since December 31, 2010 and before the date of this Agreement of an intent by such tenant to exercise an early termination right or elect not to renew with respect to its Material Company Lease.

(h)                                 As of the date of this Agreement, there are no unexpired option agreements, rights of first offer or refusal or similar rights with respect to the purchase of a Company Property (that is owned by the Operating Partnership or any other Company Subsidiary) or any portion thereof or any direct or indirect interest therein, nor are there any other unexpired rights in favor of any party other than the Company, the Operating Partnership or any other Company Subsidiary (a “Third Party”) to purchase or otherwise acquire a Company Property (that is owned by the Operating Partnership or any other Company Subsidiary) or any portion thereof or any direct or indirect interest therein, or to enter into any contract for sale, ground lease or binding letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by the Operating Partnership or any other Company Subsidiary (any Third Party right and/or option described in this Section 3.16(h), a “Purchase Option”).

(i)                                     No Purchase Option has been exercised, nor has any of the Company, Operating Partnership or any Company Subsidiary received any notice indicating that any party purports to have exercised a Purchase Option, including those Purchase Option(s) benefiting the lessor under any of the Ground Leases (as hereinafter defined) set forth in Section 3.16(a) of the Company Disclosure Schedule.

(j)                                     As of the date of this Agreement, none of the Company, the Operating Partnership or any other Company Subsidiary is a party to any agreement pursuant to which the Company, the Operating Partnership or any other Company Subsidiary manages, provides leasing services or provides development services with respect to any real property for any Third Party.

(k)                                  The Company, the Operating Partnership and the other Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them (other than property owned by tenants and used or held in connection with the applicable tenancy).  None of the Company’s, the Operating Partnership’s or any of the other Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(l)                                     Section 3.16(l) of the Company Disclosure Schedule sets forth a true and correct list, as of the date of this Agreement, of all policies of title insurance held by the Company, the Operating Partnership and/or any Company Subsidiary with respect to the Company Properties (the “Title Insurance Policies”).  True, accurate and complete copies of the Title Insurance Policies have been made available to Parent.  To the knowledge of the Company, (i) the Title Insurance Policies are, as of the date hereof, valid, in full force and effect, and (ii) no claim has been made under any of the Title Insurance Policies.

(m)                               (i)  Section 3.16(m) of the Company Disclosure Schedule sets forth a correct and complete list of each lease or ground lease in effect as of the date of this Agreement under which any of the Company, the Operating Partnership or any other Company Subsidiary is a lessee of, or through which any of the Company, the Operating Partnership or any other Company Subsidiary owns a leasehold interest in, any Company Property, except for leases between the Company, the Operating Partnership or any other Company Subsidiary, on the one hand, and the Company, the Operating Partnership or any other Company Subsidiary, on the other hand (individually an “Additional Company Lease” and, collectively, the “Additional Company Leases”; those Additional Company Leases listed under the heading “Ground Leases” in Section 3.16(m) of the Company Disclosure Schedule are referred herein as the “Ground Leases”).  The Ground Leases are the only leases pursuant to which the Company, the Operating Partnership or any Company Subsidiary owns a leasehold interest in a Company Property (other than leases demising office space for the use and occupancy of and by the Company, the Operating Partnership or a Company Subsidiary).

(ii)                                  (A) Each Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company, the Operating Partnership or the other Company Subsidiaries and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law, (B) none of the Company, the Operating Partnership or any other Company Subsidiary is and, to the knowledge of the Company, no other party is, in material default under any Ground Lease that remains uncured, and (C) no event has occurred which would result in a material breach or material violation of, or a material default under, any Ground Lease by the Company, the Operating Partnership or any other Company Subsidiary, or to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).  True, correct and complete copies of all Ground Leases have been made available to Parent.

(n)                                 Except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, (i) each Additional Company Lease (other than Ground Leases) is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company, the Operating Partnership or the other Company Subsidiaries and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law, (ii) none of the Company, the Operating Partnership or any other Company Subsidiary is and, to the knowledge of the Company, no other party is, in default under any Additional Company Lease (other than Ground Leases) that remains uncured, and (iii) no event has occurred which would result in a breach or violation of, or a default under, any Additional Company Lease (other than Ground Leases) by the Company, the Operating Partnership or any other Company Subsidiary, or to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).  True, correct and complete copies of all Additional Company Leases have been made available to Parent.

(o)                                 Neither the execution and delivery of this Agreement by the Company or the Operating Partnership, nor the consummation of the Mergers and/or the other transactions contemplated by this Agreement, shall require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination or cancellation of, any Ground Leases except as so specifically identified as requiring consent in Section 3.16(o) of the Company Disclosure Schedule.

(p)                                 Except for brokerage agreements entered into in the ordinary course, as of the date of this Agreement, none of the Company, the Operating Partnership, nor any Company Subsidiary is a party to any contract or agreement with any third party that provides for a right of such third party to participate in the profits, sale proceeds or revenue of any Company Property.

(q)                                 Section 3.16(q) of the Company Disclosure Schedule sets forth each Indemnity Agreement and Bond in effect as of the date of this Agreement.  There have been no claims made under any Indemnity Agreement in excess of $2,000,000, individually or in the aggregate, and none of the Company, the Operating Partnership or any other Company Subsidiary is in material breach or violation of any Indemnity Agreement or Bond set forth in Section 3.16(p) of the Company Disclosure Schedule.

(r)                                    Section 3.16(r) of the Company Disclosure Schedule sets forth each design, building, construction or development agreement which has not been substantially completed and to which the Company, the Operating Partnership or any Company Subsidiary is a party or is otherwise bound as of the date of this Agreement.  Except for Projects that are the subject of the agreements listed in Section 3.16(r) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company, the Operating Partnership nor any Company Subsidiary is involved (either as principal, general contractor, subcontractor, construction manager, design-builder, service provider, advisor or otherwise) in any Project which has not been substantially completed, either with respect to any Company Property or otherwise.

(s)                                  To the knowledge of the Company, (i) each Company Property is in good operating condition and repair and is structurally sound and free of latent or patent structural, mechanical or other significant defects (excluding ordinary course wear and tear and repairs and alterations provided for in the Company’s budgets which have been disclosed to Parent), (ii) no Company Property has suffered any uninsured casualty or other damage that has not been repaired or is not contemplated to be repaired with funds allocated for such purpose in the Company’s budgets which have been disclosed to Parent, and (iii) each Company Property is otherwise adequate in all material respects for its current use, operation and occupancy, except, in each of cases (i), (ii) and (iii), where any failure would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.17.                             Taxes.

(a)                                  The Company, the Operating Partnership and each other Company Subsidiary has timely filed with the appropriate Governmental Entity all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  All Taxes due and owing by the Company, the Operating Partnership and each other Company Subsidiary (whether or not shown on any Tax Return) have been paid, other than those which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The Company (i) for all taxable years commencing with the Company’s taxable year ended December 31, 2005 through December 31, 2010, has been subject to taxation as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2011 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; and (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end with the Merger.  No Company Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) there are no audits, investigations by any Governmental Entity or other proceedings pending with regard to any material Taxes or Tax Returns of the Company, the Operating Partnership or any other Company Subsidiary; (ii) no deficiency for Taxes of the Company, the Operating Partnership or any other Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Entity, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith; (iii) none of the Company, the Operating Partnership or any other Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; (iv) none of the Company, the Operating Partnership or any of the other Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (v) no power of attorney with respect to any Tax matter is currently in force with respect to the Company, the Operating Partnership or any of the other Company Subsidiaries.

(d)                                 The Operating Partnership and each other Company Subsidiary that is a partnership, joint venture, or limited liability company and which has not elected to be a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(e)                                  None of the Company, the Operating Partnership or any other Company Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code.

(f)                                    Since its inception, (i) each of the Company, the Operating Partnership and the other Company Subsidiaries has not incurred any liability for material Taxes under Section 860(c) or 4981 of the Code which have not been previously paid, and (ii) none of the Company, the Operating Partnership or any other Company Subsidiary has incurred any material liability for Taxes that have become due and that have not been previously paid other than in the ordinary course of business or Taxes arising out of the transactions contemplated by this Agreement. To the knowledge of the Company, none of the Company, the Operating Partnership or any other Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code.

(g)                                 The Company, the Operating Partnership and the other Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)                                 To the knowledge of the Company, no claim has been made in writing by a taxing authority in a jurisdiction where the Company, the Operating Partnership or any other Company Subsidiary does not file Tax Returns that the Company, the Operating Partnership or any such other Company Subsidiary is or may be subject to taxation by that jurisdiction.

(i)                                     None of the Company, the Operating Partnership or any other Company Subsidiary (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is a directly or indirectly wholly-owned subsidiary of the Company or the Operating Partnership) filing a consolidated federal income tax return, and (ii) has any liability for the Taxes of another Person other than the Company, the Operating Partnership and the other Company Subsidiaries under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(j)                                     The Tax Protection Agreements listed in Section 3.17(j) of the Company Disclosure Schedule are the only such agreements in force at the date of this Agreement, and, as of the date of this Agreement, no Person has raised in writing, or to the knowledge of the Company threatened to raise, a material claim against the Company, the Operating Partnership or any other Company Subsidiary for any breach of any Tax Protection Agreements.  True, correct and complete copies of all such Tax Protection Agreements have been made available to Parent.  As used herein, “Tax Protection Agreements” means any written agreement to which the Company, the Operating Partnership or any other Company Subsidiary is a party pursuant to which:  (i) any liability to holders of OP Units relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a holder of OP Units, the Company, the Operating Partnership or the other Company Subsidiaries have agreed to (A) maintain a minimum level of Indebtedness or continue any particular Indebtedness, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner; and/or (iii) limited partners of the Operating Partnership have guaranteed Indebtedness of the Operating Partnership.

(k)                                  There are no Tax Liens upon any property or assets of the Company, the Operating Partnership or any other Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

(l)                                     None of the Company, the Operating Partnership and each other Company Subsidiary has any permanent establishment in any country other than its country of organization.

(m)                               Each of the Company, the Operating Partnership and the other Company Subsidiaries (i) believes it has substantial authority for or (ii) has disclosed on its Tax Returns all positions taken on such Tax Returns that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code or any similar provision of applicable state Laws, and is in possession of supporting documentation as may be required with respect to any such disclosure.  The Company, the Operating Partnership and the other Company Subsidiaries have not participated in any transaction that could give rise to a disclosure obligation as a “listed transaction” under Section 6011 of the Code and the regulations thereunder or any similar provision under applicable Laws.

(n)                                 This Section 3.17 contains the exclusive representations and warranties of the Company and the Operating Partnership with respect to Tax matters.

Section 3.18.                             Insurance.  The Company has made available to Parent copies of all insurance policies and all fidelity bonds or other insurance service contracts in effect at the date of this Agreement (the “Insurance Policies”) in the Company’s or any Company Subsidiary’s possession providing coverage for any or all Company Properties or that are otherwise material to the operations of the Company and the Company Subsidiaries, taken as a whole.  Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, at the date of this Agreement, there is no claim for coverage by the Company, the Operating Partnership or any other Company Subsidiary pending under any of the Insurance Policies that has been denied or disputed by the insurer.  Except for those matters that have not had and would not reasonably be expected to have a Company Material Adverse Effect, all premiums payable under all Insurance Policies have been paid, each of the Company, the Operating Partnership and the other Company Subsidiaries has otherwise complied in all material respects with the terms and conditions of all the Insurance Policies, and, as of the date of this Agreement, none of the Company, the Operating Partnership or the other Company Subsidiaries has received written notice from any insurance carrier suspending, revoking or canceling (or threatening to take such action) any material Insurance Policy, which has not been replaced on substantially similar terms prior to the date of such suspension, revocation or cancellation.  To the knowledge of the Company, such Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect.

Section 3.19.                             Opinion of Financial Advisor.  The Company’s Board of Directors has received an opinion of Citigroup Global Markets Inc. (“Citi”) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications and limitations therein, the Per Share Consideration to be received by holders of Company Common Stock is fair from a financial point of view to such holders.  A true and correct copy of such opinion will be provided by the Company to Parent solely for informational purposes.

Section 3.20.                             Brokers and Advisors.  No broker, finder or investment banker (other than Citi) is entitled to be paid any brokerage, finder’s or other fee or commission by the Company or any Company Subsidiary in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby based upon any arrangements made by or on behalf of the Company, the Operating Partnership, any other Company Subsidiary or any of their respective Affiliates.  The Company has provided or made available to Parent true and correct copies of any and all contracts and agreements pursuant to which Citi would be entitled to receive any brokerage, finder’s or other fee or commission from the Company or any Company Subsidiary in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.

Section 3.21.                             Investment Company.  None of the Company or any Company Subsidiary is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 3.22.                             Interested Party Transactions.  Neither the Company nor any of the Company Subsidiaries is a party to any agreement or arrangement, and no event has occurred, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC, other than the Erdman Purchase Agreement. Neither the Company nor any of the Company Subsidiaries (other than the Erdman Companies) is a party to any agreement or arrangement with any Erdman Company.  The total amount of the Indebtedness of the Erdman Companies that the Acquired Companies will be required to discharge pursuant to the Erdman Purchase Agreement prior to the Closing will not exceed $25,000,000 in the aggregate.  Neither the Company nor any Company Subsidiary (other than the Erdman Companies) is, or as of the

Closing shall be, required to make any loans, advances or capital contributions to, or investments in, or any expenditure or payment on behalf of, any Erdman Company, pursuant to any agreement, arrangement, obligation or otherwise, in an aggregate amount that exceeds the amount expressly required by the Erdman Purchase Agreement.

Section 3.23.                             Assets Necessary to Conduct Business.  Upon consummation of the transactions contemplated by this Agreement (including the Mergers and the Erdman Sale), the Company, the Operating Partnership and the Company Subsidiaries other than the Erdman Companies (collectively, the “Acquired Companies”) will continue to hold all of the material assets and properties currently used by the Acquired Companies or necessary to conduct any business currently conducted by the Acquired Companies other than the Erdman Business (the “Business”).

Section 3.24.                             Erdman Business; Erdman Purchase Agreement.

(a)                                  No Acquired Company has engaged in the Erdman Business at any time.

(b)                                 No Erdman Company owns or has any rights to any of the assets or properties used in the Business.  No Acquired Company has any Liabilities with respect to the Erdman Business or under any contract or arrangement of any Erdman Company.

(c)                                  The consideration provided pursuant to the Erdman Purchase Agreement (i) is fair and reasonable and (ii) constitutes reasonably equivalent value and fair consideration under Title 11 of the United States Code and under the Laws of the United States, any state, territory, possession, or the District of Columbia.

(d)                                 The Erdman Sale was not made to hinder, delay or defraud any creditor of any Erdman Company.

(e)                                  Upon the consummation of the Erdman Sale pursuant to the terms of the Erdman Purchase Agreement, each Erdman Company (i) will be Solvent, (ii) will have sufficient capital for carrying on its business and (iii) will be able to pay its debts as they mature.  As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date (A) the present fair market value (or present fair saleable value) of the assets of each Erdman Company is not less than the total amount required to pay the liabilities of each Erdman Company on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (B) each Erdman Company is able to pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (C) no Erdman Company is incurring debts or liabilities beyond its ability to pay as such debts and liabilities mature; (D) no Erdman Company is engaged in any business or transaction, or proposes to engage in any business or transaction, for which its property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which any Erdman Company is engaged; and (E) no Erdman Company is otherwise insolvent under the standards set forth in applicable Laws.

(f)                                    No Professional Affiliated Company is or will be an Acquired Company.

Section 3.25.                             Standstill Agreements.  Since January 1, 2011, none of the Company, the Operating Partnership nor any other Company Subsidiary has amended or modified, or granted any waiver under, or agreed to amend or modify, or to grant any waiver under, any standstill or similar agreement with respect to any actual or potential sale or acquisition of, or any actual or potential other business combination involving, the Company, the Operating Partnership or any other Company Subsidiary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as expressly disclosed in any forms, reports or documents filed by Parent with the SEC under the Securities Act or the Exchange Act from and after January 1, 2011 to two (2) Business Days prior to the date of this Agreement (except for disclosure contained in any risk factors or “forward-looking statements” specifically identified in such forms, reports or documents as such), each Purchaser Party jointly and severally represents and warrants to the Company and the Operating Partnership as follows:

Section 4.1.                                   Organization and Qualification; Subsidiaries.

(a)                                  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 MergerSub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  MergerSub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Prior to the Closing, MergerSub may form a wholly-owned subsidiary that is a limited liability company, which may be assigned the rights and assume the obligations of MergerSub contained in this Agreement, and MergerSub may merge with and into such limited liability company (with the limited liability company surviving the merger). Thereafter, all references to “MergerSub” shall be deemed to be references to such limited liability company and all provisions applicable to MergerSub shall be deemed to be applicable to such limited liability company mutatis mutandis to take into account that MergerSub is a limited liability company instead of a corporation.

(c)                                  OP MergerSub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  OP MergerSub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2.                                   Organizational Documents.  Parent, MergerSub and OP MergerSub have made available to the Company complete and correct copies of (i) Parent’s Certificate of Incorporation (the “Parent Charter”) and Parent’s Bylaws (the “Parent Bylaws”), (ii) MergerSub’s charter (the “MergerSub Charter”) and MergerSub’s Bylaws (the “MergerSub Bylaws”), and (iii) OP MergerSub’s Certificate of Formation (the “OP MergerSub Certificate”) and Limited Liability Company Agreement (the “OP MergerSub LLC Agreement”), each as in effect on the date hereof.

Section 4.3.                                   Authority.

(a)                                  Each Purchaser Party has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by each Purchaser Party, as applicable, and the consummation by each Purchaser Party of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or partnership action, and no other corporate or partnership proceedings on the part of any Purchaser Party are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby.

(b)                                 This Agreement has been duly executed and delivered by each Purchaser Party and, assuming due authorization, execution and delivery by the Company and the Operating Partnership, constitutes a legally valid and binding obligation of each Purchaser Party, respectively, enforceable against such Purchaser Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

Section 4.4.                                   No Conflict; Required Filings and Consents.

(a)                                  The execution and delivery of this Agreement by each Purchaser Party does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by each Purchaser Party will not, (i) conflict with or violate any provision of the Parent Charter, the Parent Bylaws, the MergerSub Charter, the MergerSub Bylaws, the OP MergerSub Certificate, the OP MergerSub Partnership Agreement or any equivalent organizational documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained, all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent,

MergerSub, OP MergerSub or any other Parent Subsidiary, or by which any property or asset of Parent, MergerSub, OP MergerSub or any other Parent Subsidiary is bound, or (iii) require any consent, approval or notice under, result in any breach of, or any loss of any benefit under, or result in the triggering of any payments pursuant to, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent, MergerSub, OP MergerSub or any other Parent Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other legally binding obligation to which Parent, MergerSub, OP MergerSub or any other Parent Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by each Purchaser Party does not, and the performance of this Agreement by each Purchaser Party will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) the filing and acceptance for record of the Merger Filing, as required by the MGCL, and the Partnership Merger Filing, as required by the DRULPA and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5.                                   Disclosure Documents.

(a)                                  The information to be supplied by or on behalf of Parent for inclusion or incorporation in the Proxy Statement (as supplemented and amended) will not, at the time the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b)                                 The representations and warranties contained in this Section 4.5 will not apply to statements or omissions included in the Proxy Statement based upon information supplied by or on behalf of the Company or the Operating Partnership for use in the Proxy Statement.

Section 4.6.                                   Litigation.  As of the date of this Agreement, there is no suit, claim, action or proceeding pending or, to the knowledge of each Purchaser Party, threatened by any third party or before any Governmental Entity, nor, to the knowledge of each Purchaser Party, is there any investigation pending by any Governmental Entity, in each case against Parent, MergerSub, OP MergerSub or any other Parent Subsidiary, and none of Parent, MergerSub, OP MergerSub or any other Parent Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity, in each case, that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7.                                   Ownership of MergerSub and OP MergerSub; No Prior Activities.

(a)                                  Each of MergerSub and OP MergerSub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  All of the ownership interests of MergerSub and OP MergerSub are owned directly or indirectly by Parent.

(b)                                 Except for obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, neither MergerSub nor OP MergerSub has, nor will either of them have, prior to the Effective Time, incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.8.                                   Brokers.  No broker, finder or investment banker (other than Centerview Partners LLC and Morgan Stanley & Co. LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent, MergerSub, OP MergerSub, any other Parent Subsidiary, or any of their respective Affiliates.

Section 4.9.                                   Ownership of Company Common Stock.  None of Parent, MergerSub, OP MergerSub or any other Parent Subsidiary is, nor at any time during the last two years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL.

Section 4.10.                             Independent Investigation; Limitation on Warranties.  The Purchaser Parties have conducted their own independent review and analysis of the business, operations, assets, properties, liabilities, results of operations, financial condition and prospects of the Company, the Operating Partnership and the other Company Subsidiaries and acknowledge that their Representatives have been provided access to personnel, properties, premises and records of the Company, the Operating Partnership and the other Company Subsidiaries for such purposes.  In entering into this Agreement, except as expressly provided herein, the Purchaser Parties have relied solely upon their independent investigation and analysis of the Company, the Operating Partnership and the other Company Subsidiaries and the Purchaser Parties acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Company, the Operating Partnership, any other Company Subsidiaries, or any of their respective Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.  In furtherance and not in limitation of the foregoing, except for representations and warranties set forth in this Agreement, each Purchaser Party acknowledges and agrees that none of the Company, the Operating Partnership, any other Company Subsidiaries or any other Person will have or be subject to any liability to any Purchaser Party or any other Person resulting from any information, documents, projections, estimates, forward-looking information, forecasts or other material provided to the Purchaser Parties in expectation of the transactions contemplated by this Agreement, regardless of whether provided in written or oral communications, including by way of online “data rooms,” confidential information memoranda or management interviews and other presentations or conversations.  In addition, the Purchaser Parties acknowledge that there are uncertainties inherent in any projections, estimates, forward-looking information and other forecasts that may have been provided by or on behalf of the Company, the Operating Partnership and the other Company Subsidiaries to the Purchaser Parties, that the Purchaser Parties are familiar with such uncertainties, that the Purchaser Parties take full responsibility for making their own evaluation of the adequacy and accuracy of all such projections, estimates, forward-looking information and other forecasts provided to them (including the reasonableness of the assumptions underlying such estimates, projections, forward-looking information or forecasts), and that the Purchaser Parties shall have no claim against the Company, the Operating Partnership, any other Company Subsidiaries or any other Person with respect thereto.

Section 4.11.                             Financing.  Parent, MergerSub, and OP MergerSub will have at the Closing Date sufficient funds to satisfy all of the obligations of Purchaser Parties under this Agreement, including (i) the payment of any amounts required to be paid pursuant to Article II, (ii) the payment of any Indebtedness of Company and the Company Subsidiaries required to be repaid, redeemed, retired, canceled terminated or otherwise satisfied in connection with or as a result of the Mergers, and (iii) the payment of all fees and expenses reasonably expected to be incurred by Parent and MergerSub in connection therewith.

ARTICLE V

COVENANTS OF THE PARTIES

Section 5.1.                                   Conduct of Business by the Company.  Each of the Company and the Operating Partnership covenants that during the period from the date of this Agreement and continuing until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to its terms, unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), and except to the extent required by Law, or as disclosed in Section 5.1 of the Company Disclosure Schedule, and except as otherwise expressly required or permitted by this Agreement:

(a)                                  the business of the Company, the Operating Partnership and the other Company Subsidiaries (other than the Erdman Companies in accordance with the terms of the Erdman Purchase Agreement) shall be conducted only in the ordinary course and consistent with past practice, and the Company and the Operating Partnership shall, and shall cause each of the other Company Subsidiaries (other than the Erdman Companies in accordance with the terms of the Erdman Purchase Agreement) to, use reasonable best efforts (i) to preserve intact its present business, assets, organization and goodwill, (ii) to preserve the current beneficial relationships of the Company, the Operating Partnership and the Company Subsidiaries with any Person with which the Company, the Operating Partnership or any Company Subsidiary has material business relations (including customers, suppliers, directors, officers and key employees) and (iii) to keep available the services of its officers and key employees and (where applicable) to maintain its qualification as a REIT within the meaning of Section 856 of the Code;

(b)                                 each of the Company and the Operating Partnership shall not, and shall cause each Company Subsidiary not to, do any of the following:  (i) sell, pledge, lease, dispose of, exclusively license or encumber or grant any third party any rights with respect to any property or assets, except for (A) the granting of mortgages and security interests in connection with the refinancing of Indebtedness existing on the date of this Agreement and that matures at or prior to Closing, without any penalty or premium, (B) dispositions of immaterial assets (expressly excluding Company Properties) or (C) the consummation of the Erdman Sale in accordance with the Erdman Purchase Agreement; (ii) amend or propose to amend its charter or bylaws (or comparable organizational documents) including the Charter and the OP Certificate; provided that the Company may amend the bylaws of the Company so that bylaws in the form of MergerSub’s bylaws shall be the bylaws of the Company from and after the Effective Time; (iii) split, combine or reclassify any shares of its stock or other equity securities or interests; (iv) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to such shares, equity securities or interests except for (A) payment by the Company and the Operating Partnership of a one-time dividend and distribution, respectively, at a rate not to exceed $0.10 per share of Company Common Stock or per OP Unit and LTIP Unit, as previously publicly announced by the Company and having a record date of December 27, 2011; (B) declaration and payment by the Company and the Operating Partnership of the Erdman Dividend, if any, pursuant to Section 5.14, (C) declaration and payment by the Company and the Operating Partnership of regular quarterly dividends and distributions, respectively, at a rate not to exceed $0.53125 per share of Series A Preferred Stock or Series A Preferred Partnership Unit and a pro rated dividend and distribution for the period from the last record date for a regular quarterly dividend and distribution through and including the Closing; (D) dividends paid by a direct or indirect Company Subsidiary (other than any Erdman Company) to such Company Subsidiary’s parent; and (E) the minimum distributions required for the Company to maintain its qualification as a REIT, to avoid the imposition of any Taxes under Section 4981 of the Code and to avoid incurring any Taxes under Section 857 of the Code; (v) redeem, purchase, acquire or offer to acquire any shares of its capital stock or other equity securities or OP Units; provided, that the Company may redeem or exchange OP Units for cash or shares of Company Common Stock in accordance with the provisions of the Operating Partnership Agreement; or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the matters listed in clauses (i) through (v) above; and

(c)                                  each of the Company and the Operating Partnership shall not, and shall cause each Company Subsidiary not to:

(i)                                     issue, sell, pledge, grant or dispose of, or agree to issue, sell, pledge, grant or dispose of, any of its stock or other equity securities or interests, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any of its stock or other equity interests or other property or assets whether pursuant to the Company Benefit Plans or otherwise; provided, that the Company may issue shares of Company Common Stock in exchange for OP Units, pursuant to and in accordance with the provisions of the Operating Partnership Agreement;

(ii)                                  acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership or other business organization or division thereof (except of or from the Operating Partnership or an existing wholly-owned Company Subsidiary (other than any Erdman Company)), or acquire other assets, other than in the ordinary course, except as set forth on Section 5.1(c)(ii) of the Company Disclosure Schedule;

(iii)                               merge or consolidate with any other Person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, the Operating Partnership or any Company Subsidiary (other than the Mergers or, in accordance with the Erdman Purchase Agreement, the Erdman Sale);

(iv)                              except for (A) borrowings and re-borrowings under the revolving credit facilities, as in effect as of the date of this Agreement, up to an aggregate outstanding balance not to exceed $95,000,000 or (B) amounts available for borrowing as of the date of this Agreement under the Construction Loan Agreements, incur, create or assume any Indebtedness or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any other Person or entity (other than the Operating Partnership or a wholly-owned Company Subsidiary (other than any Erdman Company)) for borrowed money; provided, however, that in no event shall any Erdman Company take any of the actions set forth in this clause (iv) or otherwise incur any Indebtedness that will be required to be discharged by the Erdman Seller under the Erdman Purchase Agreement;

(v)                                 make any loans, advances or capital contributions to, or investments in, any other Person, other than by the Company, the Operating Partnership or a wholly-owned Company Subsidiary to (A) the Company, the Operating Partnership, a wholly-owned Company Subsidiary (other than any Erdman Company), (B) a joint venture as set forth in Section 5.1(c) of the Company Disclosure Schedule, or (C) one or more of the Erdman Companies in accordance with Section 2.02(b)(iv) and 2.02(c) of the Erdman Purchase Agreement;

(vi)                              enter into, renew or materially modify, or grant any material consents or waivers under, any Company Material Contract or any other contract, agreement or commitment that, if it were in effect as of the date hereof, would be a Company Material Contract (including any contract, lease, agreement or commitment (A) of a nature that would be required under the Exchange Act to be filed as an exhibit to the Company’s Annual Report on Form 10-K, (B) having a remaining term of more than one year and not terminable (without penalty) on notice of 180 days or less that require payments per year in the aggregate in excess of $1,000,000, (C) imposing any material restrictions on the ability of the Company, the Operating Partnership or any other Company Subsidiary to engage in any line of business, or otherwise imposing material limitations on the conduct of business by the Company, the Operating Partnership or any other Company Subsidiary, (D) for insurance, or (E) any Company Benefit Plan, other than contracts for the sale, license, lease or rent of the Company’s, the Operating Partnership’s or the other Company Subsidiaries’ products or services in the ordinary course of business and other than contracts that are solely the obligation of the Erdman Companies);

(vii)                           terminate, amend, modify, assign, waive, release or relinquish any material contract rights or any other material rights or claims other than (A) in the ordinary course of business consistent with past practices and (B) contract rights, other rights or claims that are solely for the benefit, or solely the obligation, of the Erdman Companies;

(viii)                        settle or compromise any material claim, action, suit, arbitration or proceeding pending or threatened against the Company, the Operating Partnership or any other Company Subsidiary, including relating to Taxes, in each case other than in the ordinary course of business consistent with past practices and to the extent covered by insurance;

(ix)                                make any change in the compensation of any officer of the Company, the Operating Partnership or any other Company Subsidiary (other than with respect to changes in compensation that will be solely the obligation of the Erdman Companies and effected in accordance with the terms of the Erdman Purchase Agreement);

(x)                                   change its accounting principles, practices or methods, except as may be required by the SEC, applicable Law or GAAP;

(xi)                                make or rescind any election relating to Taxes unless the Company reasonably determines, after consultation with Parent, that such action is required by applicable Law or necessary or appropriate to preserve the Company’s qualification as a REIT, the Operating Partnership’s status as a partnership or the disregarded or partnership status of any other Company Subsidiary other than a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code, or otherwise agreed to by Parent and the Company;

(xii)                             enter into any contracts with any Affiliate of the Company, other than (A) contracts solely with or among the Operating Partnership or the other Company Subsidiaries (other than the Erdman Companies), (B) contracts solely between any Erdman Company and any of the Professional Affiliated Companies or (C) the Erdman Purchase Agreement and the Erdman Release;

(xiii)                          prepay any Indebtedness (which shall be deemed to include pre-payments or repayments of lines of credit facilities or other similar lines of credit or payments made in respect of any termination or settlement of any interest rate swap or other similar hedging instrument relating thereto) except in connection with sales of real property permitted hereunder;

(xiv)                         pay, discharge or satisfy any claims, liabilities or other obligations, except in the ordinary course of business, and in accordance with their terms or as otherwise covered by insurance;

(xv)                            other than expenditures by the Erdman Companies and other than expenditures that are reimbursed by tenants at Company Properties, make any expenditures (A) on a property-by-property basis, in excess of 2.5% above the amount of such expenditure set forth in the Company’s operating or capital expenditures budget for each such property for fiscal year 2012 or (B) with respect to all such properties, in excess of 2% in the aggregate above such operating or capital expenditures budget for all such properties for fiscal year 2012;

(xvi)                         except as required by the Company Benefit Plans or Company Material Contracts currently binding on the Company, (A) amend or terminate or make any commitment to amend or terminate any Company Benefit Plan except as necessary to comply with Law, or adopt or enter or make any commitment to adopt or enter into any additional employee benefit plan, program, policy or agreement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (B) make any increase in or commitment to increase the amount of compensation or fringe benefits of, or pay any bonus to, any current or former employee, director or officer of the Company, the Operating Partnership or any other Company Subsidiary or make any increase in or commitment to increase, in any material respect, any benefits provided under any Company Benefit Plan (including any severance plan), (C) enter into, amend, or terminate, or make any commitment to enter into, amend or terminate, any collective bargaining agreement or other labor union contract, other than as required by Law (other than such agreements and contracts with respect to the Erdman Companies unless such action could result in any liability to the Parent or its Affiliates, including following the Closing), (D) grant any awards under any Company Incentive Plan or Company Benefit Plan, (E) take any action or exercise any discretion to accelerate the vesting or payment of, or to fund or in any other way secure the payment of, any compensation or benefit under any Company Benefit Plan, (F) extend an offer of employment to, or hire, any Person or terminate any Person other than a termination for cause, (G) grant or make a commitment to grant any severance or termination pay to, or enter into any severance agreement with, any director, officer, or employee of the Company, the Operating Partnership or any other Company Subsidiary, (H) loan or advance any money or other property to any present or former employee, director, or officer of the Company, the Operating Partnership or any other Company Subsidiary, or forgive any loans to any present or former employee, director, or officer of the Company, the Operating Partnership or any other Company Subsidiary; provided, however, that (x) the Erdman Companies can take such actions if such actions will result in obligations that relate solely to, and are funded solely by, the Erdman Companies; provided, further, that none of the Acquired Companies or Erdman Companies will take any action to, or give any notice of its intent to, withdraw from any Multiemployer Plan;

(xvii)                      transfer or hypothecate the Business or any assets, property, rights or interests thereof or used therein to any Erdman Company or any other Person, or enter into any agreement with any Person other than the Purchaser Parties in connection with any of the foregoing;

(xviii)                   other than the Erdman Purchase Agreement and the Erdman Release, enter any agreement, arrangement or transaction with any Erdman Company, on the one hand, and any Acquired Company, on the other hand;

(xix)                           cause or permit any employee of any Erdman Company to be transferred to or hired by any Acquired Company;

(xx)                              offer or sell any interest in any joint venture or property of the Company or any Company Subsidiary;

(xxi)                           amend or modify in any respect (whether by change order or otherwise), or terminate, any contract or agreement between any Acquired Company, on the one hand, and any Erdman Company, on the other hand; or

(xxii)                        agree, in writing or otherwise, to take any of the actions listed in clauses (i) through (xxi) above.

Section 5.2.                                   Efforts to Consummate.  Subject to the terms and conditions of this Agreement, each of the parties shall (and shall cause its respective subsidiaries, if any, to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Mergers and the other transactions contemplated by this Agreement as promptly as practicable, but subject to Parent’s right to extend the Closing pursuant to the proviso set forth in the first sentence of Section 1.4, including using its reasonable efforts to (a) make any filing with and obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity that is required to be made or obtained in connection with the Mergers and the other transactions contemplated by this Agreement, (b) prepare, execute and deliver such instruments and take or cause to be taken such actions as any other party shall reasonably request, and (c) after consultation with the other parties, obtain any consent, waiver, approval or authorization from any third party required in order to maintain in full force and effect any of the Company Permits or the Company’s contracts, licenses or other rights following the Mergers and the other transactions contemplated by this Agreement.  Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.  The parties shall use their respective reasonable best efforts to resist, contest or defend any suit, claim, action or proceeding (including administrative or judicial actions and proceedings) challenging the Mergers or the completion of the transactions contemplated hereby.  Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

Section 5.3.                                   Preparation of Proxy Statement.

(a)                                  As promptly as practicable, and in no event later than twenty (20) Business Days following the date of this Agreement, the Company shall prepare and file the Proxy Statement with the SEC.  The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable. The Company shall cause the Proxy Statement to be mailed to the holders of Company Common Stock as promptly as practicable, but in no event more than five (5) Business Days following the earlier of (i) clearance by the SEC of the Proxy Statement and (ii) the conclusion of any SEC review of the Proxy Statement (the “SEC Approval”).

(b)                                 The Company will advise Parent, as promptly as practicable after it receives notice hereof, of any request by the SEC to amend the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.  If, at any time before the Effective Time, either Parent or the Company discovers or determines that any information relating to that party or its Affiliates should be set forth in an amendment or supplement to the Proxy Statement in order to comply with applicable Law or in order that any such document would not include any material misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not material, the party making that discovery or determination shall notify the other and, to the extent required by Law, the parties shall cause an appropriate amendment or supplement addressing such information to be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.  All filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto and all mailings to the Company’s stockholders in connection with the Merger and transactions contemplated by this Agreement shall be subject to the reasonable prior review and comment of Parent.

Section 5.4.                                   Meeting of Stockholders.  The Company shall, in accordance with applicable Law and its Charter and Bylaws, as promptly as reasonably practicable, duly call and give notice of, convene and hold a meeting of the holders of Company Common Stock (the “Company Stockholders Meeting”) (but in no event shall such meeting be held later than forty-five (45) days following the effectiveness of the SEC Approval, except to the extent the meeting is required to be delayed in order to allow the Company, upon the recommendation of outside legal counsel, to prepare, file and distribute a supplement or amendment to the Proxy Statement to the holders of Company Common Stock to reflect developments occurring after the date the Proxy Statement is mailed to such holders), and shall hold a vote of the holders of Company Common Stock, for the purpose of obtaining the Company Stockholder Approval.  Unless the Company’s Board of Directors shall have made an Adverse Recommendation Change in accordance with this Agreement, the Company shall include in the Proxy Statement the recommendation of its Board of Directors in favor of the Company Stockholder Approval (the “Recommendation”) and shall use its reasonable best efforts to solicit and obtain the Company Stockholder Approval.  At the Company Stockholders Meeting, Parent shall cause all shares of Company Common Stock then owned by Parent or any of the Parent Subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Merger.  At any time before the Company Stockholder Approval has been obtained, the Company’s Board of Directors may make an Adverse Recommendation Change only if the Company’s Board of Directors determines in good faith, after taking into account the advice of the Company’s outside legal counsel, that the failure to withdraw or modify the Recommendation would be reasonably likely to constitute a breach of the duties of the Company’s directors to the Company’s stockholders under applicable Law.  The Company shall not be required to hold the Company Stockholders Meeting if this Agreement is validly terminated before the meeting is held.

Section 5.5.                                   Public Statements.  Each of the Company, Parent and MergerSub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or any applicable rules or regulations of any United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; provided, however, that upon prior consultation with the other party, each of the parties may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by any of the parties in compliance with this Section 5.5.

Section 5.6.                                   Access to Information; Confidentiality.

(a)                                  The Company shall, and shall cause the Operating Partnership and the other Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of its properties, offices, books, contracts, commitments, personnel and records, and, during such period, shall furnish reasonably promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by the Company, the Operating Partnership or any Company Subsidiary during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request.  Notwithstanding the foregoing, no Person shall be required by this Section 5.6 to provide Parent or its Representatives with (x) access to physical properties for the purpose of invasive physical testing, or (y) any information that the Company reasonably believes may not be provided to Parent by reason of applicable Law which constitutes information protected by attorney/client privilege, or which the Company or any Company Subsidiary is required to keep confidential by reason of contract, agreement or understanding with third parties (it being understood that the Company shall, and shall cause each relevant Company Subsidiary to, use its reasonable best efforts to obtain any and all consents of such third parties as shall be necessary to permit such information to be disclosed to Parent and its Representatives.  Neither Parent nor its Representatives, in the exercise of the rights described in this Section 5.6, shall unduly interfere with the operation of the business of the Company or any Company Subsidiary.  No investigation pursuant to this Section 5.6 or information provided, made available or delivered to Parent pursuant to this Section 5.6 or otherwise shall affect any representations or warranties of the Company or conditions or rights of Parent contained in this Agreement.

(b)                                 Each of the Purchaser Parties will hold, and will cause its respective Representatives to hold, any non-public information in confidence to the extent required by, and in accordance with, and will otherwise comply with the terms of the letter agreement between the Company and Parent dated as of November 18, 2011 (as amended, through the date hereof, and as further amended from time to time, the “Confidentiality Agreement”).

(c)                                  Subject to applicable Law and legal process, the Company and the Operating Partnership shall and shall cause each of the other Company Subsidiaries and all of their respective Representatives to hold all non-public information received concerning the business and affairs of Parent in strict confidence.

(d)                                 The Company and the Operating Partnership shall, and shall cause each of the other Company Subsidiaries to, at or prior to the Closing, cause the Acquired Companies to be in possession and control of all Files and Records.

Section 5.7.                                   Litigation.  The Company shall keep Parent informed of, and cooperate with Parent in connection with, any litigation or claim against the Company or any Company Subsidiary and/or its directors or officers relating to the Mergers or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such litigation shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.8.                                   Acquisition Proposals.

(a)                                  As used in this Agreement:

“Acquisition Proposal” means any proposal or offer, whether in one transaction or a series of related transactions (i) for a merger, consolidation, share or equity interest exchange, dissolution, recapitalization or other business combination to which the Company, the Operating Partnership or any Company Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 25% for references to 10% therein) is a constituent party, (ii) for the issuance, sale or other disposition by the Company or any Company Subsidiary (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 25% or more of the outstanding voting interests in the Company, the Operating Partnership or any Company Subsidiary, (iii) for the sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets (including equity securities of any Company Subsidiary) of the Company, the Operating Partnership or the Company Subsidiaries representing 25% or more of the consolidated assets of the Company and the Company Subsidiaries, (iv)  tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of 25% or more of the outstanding shares of Company Common Stock or (v) transaction which is similar in form, substance or purpose to any of the foregoing transactions, in each case other than the transactions contemplated by this Agreement or the Erdman Purchase Agreement; and

“Superior Proposal” means any bona fide unsolicited written Acquisition Proposal (but replacing references to “25% or more” in the definition of Acquisition Proposal with “more than 50%”) received after the date of this Agreement that is made by a third party (and not obtained in breach of this Agreement, including this Section 5.8) on terms that the Company’s Board of Directors determines in good faith after consultation with the Company’s outside counsel and financial advisor to be more favorable to the stockholders of the Company than the Merger taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of this Agreement, and including in each case the risks, probabilities and timing of consummation) and which the Company’s Board of Directors determines in good faith is reasonably likely to be consummated and for which financing, if a transaction involving cash consideration (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company’s Board of Directors and which is not subject to any condition to consummation based on the availability of financing.

(b)                                 (i)                                     Subject to the other provisions of this Section 5.8, until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, none of the Company, the Operating Partnership, or the other Company Subsidiaries shall, and they shall use reasonable best efforts to cause their respective officers, directors, employees, consultants, agents, advisors and other representatives not to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or encourage (including by way of providing non-public information) the submission of any Acquisition Proposal or any inquiries, proposals or offers that reasonably may be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, or (ii) approve, adopt or recommend, or propose to approve, adopt or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal, or enter into any agreement or agreement in principle requiring the Company or the Operating Partnership to abandon, terminate or fail to consummate the Mergers or breach its obligations hereunder, or propose or agree to do any of the foregoing.  Notwithstanding anything to the contrary contained in this Agreement, none of the Company, the Operating Partnership, or the other Company Subsidiaries shall, and they shall use reasonable best efforts to cause their respective officers, directors, employees, consultants, agents, advisors and other representatives not to, directly or indirectly, terminate, amend or modify, or fail to enforce, or grant any waiver under, any standstill or similar agreement with any Person (other than Parent), except where contractually obligated to do so in accordance with the terms of any standstill or similar agreement to which any of them is a party as of the date hereof.  The Company and the Operating Partnership shall, and shall direct each Company Subsidiary and each agent or representative of any of the foregoing to, (A) immediately cease any discussions, negotiations, or communications with any party with respect to any Acquisition Proposal, and (B) promptly request that all Persons with which the Company or its Representatives have had discussions or negotiations regarding any Acquisition Proposal within 12 months prior to the date of this Agreement return to the Company or destroy all copies of confidential information previously provided to such Persons by the Company, the Company Subsidiaries, or any Representatives thereof.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, until the Company Stockholder Approval is obtained, if the Company has received from a third party an unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.8 and that the Company’s Board of Directors determines in good faith (after consultation with the Company’s outside counsel and financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal, then the Company may (A) furnish information with respect to the Company, the Operating Partnership and the other Company Subsidiaries to the Person making the Acquisition Proposal (pursuant to a customary confidentiality agreement substantially similar to and not less favorable to the Company, in the aggregate, than the Confidentiality Agreement, it being understood that such confidentiality agreement need not prohibit the submission of Acquisition Proposals or amendments thereto to the Company in accordance with this Section 5.8); and (B) participate in discussions or negotiations with such Person regarding the Acquisition Proposal; provided, that the Company shall (x) promptly notify Parent (within twenty-four (24) hours) in writing (1) of any such determination by the Company’s Board of Directors that such Acquisition Proposal constitutes or is reasonably likely to constitute a Superior Proposal and that failure to take such action would be reasonably likely to lead to a breach of the duties of the Company’s directors to the Company’s stockholders under applicable Law (2) of any such furnishing of information, and (y) provide to Parent any non-public information concerning the Company, the Operating Partnership or any other Company Subsidiary that is provided to any Person pursuant to this Section 5.8(c) and was not previously provided to Parent promptly following any delivery of such information to such Person.  Any public disclosure or announcement by the Company relating to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change by the Company, unless the Board of Directors of the Company affirms that it is not modifying or changing in a manner adverse to Parent its approval or recommendation of this Agreement and the Merger in such disclosure.

(d)                                 The Company promptly shall (and in no event less than twenty-four (24) hours following the Company’s initial receipt of any Acquisition Proposal) notify Parent of its receipt of any Acquisition Proposal and shall, in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal.  In addition, the Company shall promptly (but in any event within twenty-four (24) hours after the receipt thereof) provide to Parent copies of any written documentation material to understanding such Acquisition Proposal (“Other Acquisition Documentation”) which is received by the Company from the Person (or from any representatives or agents of such Person) making such Acquisition Proposal.  The Company shall not, and shall cause each of its Subsidiaries not to, take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Laws or to otherwise cause such restrictions not to apply, or terminate, waive, amend or modify any provision of any existing confidentiality to which it or any Company Subsidiary is a party, and the Company shall use reasonable best efforts to, and shall cause the Company Subsidiaries, to use reasonable best efforts to, enforce the provisions of any such agreement (provided that, notwithstanding the foregoing, the Company shall not be required to take, or be prohibited from taking, any action otherwise prohibited by this sentence if and only, the Board of Directors of the Company has determined in good faith, after considering the advice of outside legal counsel, that taking such or action or failing to take such action, as the case may be, would be reasonably likely to result in a breach of the duties of the Company’s directors to the Company’s stockholders under applicable Law).  The Company shall provide to Parent within twenty-four (24) hours after receipt thereof all copies of any additional Other Acquisition Documentation received by the Company from the Person (or from any representatives or agents of such Person) making such Acquisition Proposal. The Board of Directors of the Company shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Merger proposed by Parent in response to any Acquisition Proposal.  Thereafter, the Company shall keep Parent reasonably informed on a current basis of the status of and material terms and conditions (including any changes to the material terms and conditions) of any such Acquisition Proposal.

(e)                                  Notwithstanding anything to the contrary in this Agreement, if, at any time before obtaining the Company Stockholder Approval, the Company receives an unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.8 and that the Company’s Board of Directors determines in good faith (after consultation with the Company’s outside counsel and financial advisor) constitutes a Superior Proposal, the Company may terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if its Board of Directors determines in good faith, after consultation with outside counsel, that failure to take such action would be reasonably likely to constitute a breach of the duties of the Company’s directors to the Company’s stockholders under applicable Law; provided, that concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 7.2(b) (but subject to the provisions of Section 7.2(e)); and provided, further, that the Company may not terminate this Agreement pursuant to this Section 5.8(e)

unless the Company shall have provided prior written notice (a “Termination Notice”) to Parent, at least three (3) Business Days in advance of taking such action (the “Notice Period”), of its intention to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of the Superior Proposal (including the identity of the party making the Superior Proposal), and shall be accompanied by a copy of a draft of the definitive agreement proposed to be entered into with respect to the Superior Proposal, and (ii) during the Notice Period, the Company shall negotiate in good faith with Parent (to the extent Parent desires to do so) to make such adjustments to the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and provided further, however, that after the expiration of such three (3) Business Day period and prior to the termination of this Agreement pursuant to this Section 5.8(e), the Company’s Board of Directors shall have confirmed (after taking into account any such adjustments to the terms and conditions of this Agreement) that the Acquisition Proposal continues to be a Superior Proposal.  In the event that during the Notice Period any revisions are made to the Superior Proposal and the Company’s Board of Directors in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the Company shall be required to deliver a new Termination Notice and to comply with the requirements of this Section 5.8(e) with respect to such new Termination Notice.

(f)                                    Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e 2(a) promulgated under the Exchange Act, or (ii) making any other disclosure to the Company’s stockholders if, in the case of any disclosure described in this clause (ii), the Company’s Board of Directors determines in good faith, after consultation with outside counsel, that failure to make such disclosure would be reasonably likely to constitute a breach of the duties of the Company’s directors to the Company’s stockholders under applicable Law.

Section 5.9.                                   Expenses and Fees.  Subject to Section 7.2, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

Section 5.10.                             Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)                                  Parent agrees that it shall, and shall cause the Surviving Company and the applicable Company Subsidiaries (other than any Erdman Company) to, assume and perform all rights to exculpation and indemnification in favor of, and all rights to advancement of expenses to, each Person who at the Effective Time is a current or former director or officer of the Company or any such Company Subsidiary, as such rights exist pursuant to the MGCL (in the case of the Company), the Company’s Charter or Bylaws, the organizational documents and governing Law of any such Company Subsidiary or any written agreement between any such Person and the Company or any such Company Subsidiary in effect on the date of this Agreement, for acts or omissions occurring prior to the Effective Time (including acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and such rights shall continue in full force and effect until 180 days after the expiration of the longest applicable statute of limitation.  Parent also agrees that, from and after the Effective Time, it shall (or shall cause the Surviving Company to) honor, and perform all obligations of, the Company and each Company Subsidiary in respect of all such rights to exculpation and indemnification and advancement of expenses, including by paying or otherwise making available (or causing to be paid or made available) all requisite funds in a timely manner.

(b)                                 From and after the Effective Time, Parent shall (or shall cause the Surviving Company to) maintain in effect for not less than six years from the Effective Time the insurance coverage provided under the policies of directors’ and officers’ liability insurance maintained by the Company at the date of this Agreement, under the policies described in Section 5.10 of the Company Disclosure Schedule attached hereto; provided, that Parent or the Surviving Company may substitute therefor one or more policies issued by one or more carriers with an equal or greater credit rating from A.M. Best Company (or a comparable rating agency) as relevant carriers that are being replaced, which substitute policies shall provide at least the same coverage as that under the policies being replaced on terms and conditions which are no less advantageous to such Persons, but only if such substitution does not result in any lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that neither Parent nor the Surviving Company shall be required to pay an annual premium for such coverage in excess of 225% of the last annual premium paid by the Company prior to the date of this Agreement; and if Parent or the Surviving Company is unable to obtain the insurance required by this Section 5.10, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount. Parent’s obligations under this paragraph may be satisfied by the purchase of a “tail” insurance policy that provides the coverage described above.

Section 5.11.                             Employee Benefits.

(a)                                  From and after the Effective Time, Parent shall honor, and cause the Surviving Company to honor, each Company Benefit Plan listed on Section 3.10(a) of the Company Disclosure Schedule that is not an Erdman Benefit Plan and any related funding arrangements of any such Company Benefit Plan in accordance with its terms.  Without limiting the generality of the foregoing, Parent shall honor, and cause the Surviving Company to honor, all rights to vacation, personal and sick days accrued by employees of the Acquired Companies under the Company Benefit Plans and reflected in the records of the Company through and including the Effective Time.  Until the date that is twelve (12) months after the Effective Time, Parent shall provide, and cause the Surviving Company to provide, pension, welfare and fringe benefits (other than incentive compensation, equity-based compensation, defined benefit pension benefits and retiree medical benefits) to the employees of the Acquired Companies that are in the aggregate no less favorable than the pension, welfare and fringe benefits (other than incentive compensation, equity-based compensation, defined benefit pension benefits and retiree medical benefits) that, at the election of Parent, are provided (x) to such employees pursuant to Company Benefit Plans on the date of this Agreement or (y) by Parent to its similarly situated employees.  Nothing herein shall require Parent to continue any particular Company Benefit Plan or prevent the Parent from terminating (or causing the termination of) the employment of any employee of the Acquired Companies at any time after the Closing Date for any reason (or no reason).

(b)                                 With respect to any employee benefit plans in which any employees of the Acquired Companies first become eligible to participate on or after the Effective Time, and in which the employees of the Acquired Companies did not generally participate before the Effective Time, Parent shall, to the extent applicable: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees of the Acquired Companies under any such new plans in which such employees may be eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan; (ii) provide each employee of the Acquired Companies with credit for any co-payments and deductibles paid during the calendar year in which the Effective Time occurs (to the same extent such credit was given under the analogous Company Benefit Plan before the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any such new plan in which such employees may be eligible to participate after the Effective Time; (iii) recognize all service of such employees for all purposes (including purposes of eligibility to participate, vesting, entitlement to benefits and benefit accrual (other than under any defined benefit plan)) in any such new plan in which such employees may be eligible to participate after the Effective Time; and (iv) with respect to flexible spending accounts, provide each employee of the Acquired Companies with a credit for any salary reduction contributions made thereto and a debit for any expenses incurred thereunder with respect to the plan year in which the Effective Time occurs; provided, that the foregoing shall not require duplication of benefits.

(c)                                  Prior to making any written or oral communications to the directors, officers or employees of the Company, the Operating Partnership or any other Company Subsidiary pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication; provided, that the Erdman Companies shall not be required to provide to Parent for review any communications from any of the Erdman Companies to officers and employees of the Erdman Companies that relate solely to the compensation and benefits obligations of the Erdman Companies.

(d)                                 If requested by Parent prior to the Effective Time, the Company, the Operating Partnership or a Company Subsidiary, as applicable, shall adopt resolutions, in form and substance reasonably acceptable to Parent, and take (or cause to be taken) all other actions reasonably determined by Parent to be necessary or appropriate to terminate, effective immediately at least one day prior to the Closing Date (the “ERISA Effective Date”), any Company Benefit Plan intended to be qualified under Section 401(a) of the Code and containing a cash or deferred arrangement under Section 401(k) of the Code (a “401(k) Plan”).  Prior to the ERISA Effective Date, the Company shall provide Parent with executed copies of all resolutions authorizing such termination and amending any such 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws.  The Company, the Operating Partnership and the other Company Subsidiaries shall also take such other actions in furtherance of the termination of each 401(k) Plan as Parent may reasonably request, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each 401(k) Plan following the ERISA Effective Date.

(e)                                  Prior to the Effective Time, the Acquired Companies shall adopt such resolutions and take such other actions as are necessary and sufficient to provide that, subject to the requirements of applicable Law, the current or former trustees, directors, officers, or employees of the Erdman Companies (or any dependent or beneficiary thereof) shall not be eligible to participate in the Company Benefit Plans (other than any Erdman Benefit Plan) on or after the Closing Date.  Prior to the Effective Time, the Acquired Companies shall provide Parent with copies of all such resolutions.  The Acquired Companies shall also take such other actions in furtherance of the foregoing as Parent may reasonably request.  The Company, the Operating Partnership and any Company Subsidiary shall cooperate in mutual good faith with Parent to effectuate the transition of employees and Company Benefit Plans as mutually agreed upon between such parties.

(f)                                    This Section 5.11 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.11, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11.  Without limiting the foregoing, no provision of this Section 5.11 shall create any third party beneficiary rights in any current or former employee, director or consultant of the Company in respect of continued employment or service (or resumed employment or service).  Nothing contained in this Section 5.11, express or implied, is intended to constitute an amendment to or any other modification of any Company Benefit Plan or shall prohibit the Parent from amending, suspending, or terminating any such Company Benefit Plan at any time in accordance with its terms.

Section 5.12.                             Certain Tax Matters.

(a)                                  None of Parent, the Surviving Company, the Surviving Partnership, or their respective Affiliates shall take any action from and after the Effective Time that is inconsistent with the Company’s or Parent’s qualification as a REIT within the meaning of Section 856 of the Code before the Effective Time.  After the Effective Time, Parent, the Surviving Company, the Surviving Partnership and their respective Affiliates will take all necessary and desirable actions to preserve the Company’s and Parent’s qualification as a REIT for all periods before the Effective Time.

(b)                                 The parties hereto shall cooperate in the preparation, execution and filing of and shall duly and timely file all Tax Returns required to be filed with any Governmental Entity, including any Tax Returns regarding any conveyance or transfer taxes that may become payable in connection with the transactions contemplated by this Agreement.  Parent shall pay all real property transfer or gains, sales, use, transfer, value-added stock transfer and stamp taxes, all transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Mergers or the other transactions contemplated by this Agreement without any deduction or withholding from the Per Share Consideration.

Section 5.13.                             Section 16 Matters.  Before the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities related to such stock) resulting from the transactions contemplated by this Agreement by each individual who is or would be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to such transactions to have the benefit of the exemptions available pursuant to 16b-3 under the Exchange Act.

Section 5.14.                             Erdman Purchase Agreement; Erdman Proceeds.

(a)                                  The Company shall, and shall cause the Erdman Seller and the Erdman Companies to, use their respective reasonable best efforts to cause the Erdman Closing to occur prior to the Closing in accordance with the terms of the Erdman Purchase Agreement.

(b)                                 The Company shall not, and shall cause the Erdman Seller and the Erdman Companies not to, agree to or effect any amendment or modification to, or any waiver under, or any termination of or assign any of their respective rights under the Erdman Purchase Agreement or any agreement, document or instrument contemplated thereby or executed in connection therewith without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)                                  The Company shall cause any Company Subsidiary (including the Erdman Seller and any Erdman Company) which receives any of the Erdman Proceeds to directly or indirectly pay dividends to the Company and the Operating Partnership in an amount equal to the Erdman Proceeds, if any, so received, promptly (and in no event later than one (1) Business Day) after the receipt thereof.

(d)                                 Immediately prior to the Effective Time, the Company and the Operating Partnership shall declare and pay cash dividends to the holders of the Company Common Stock and the OP Units and LTIP Units, respectively, in an aggregate amount equal to the Erdman Proceeds, if any (the “Erdman Dividend”).

Section 5.15.                             Direction of Merger.  Parent shall have the right, exercisable by written notice from Parent to the Company not less than two Business Days prior to the Closing Date, to cause the Merger to be effected by way of either a Reverse Triangular Merger or a Forward Triangular Merger.

Section 5.16.                             Indebtedness; Joint Ventures; Ground Leases.  From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, Parent and its Affiliates shall have the right to communicate and negotiate with, on behalf of the Company and the Company Subsidiaries, (1) any lenders of the Company and/or the Company Subsidiaries with respect to any Indebtedness of the Company and the Company Subsidiaries, (2) any counterparties to joint venture or partnership agreements and/or (3) any lessors under Ground Leases (a) to obtain any consent of such parties, if required, in connection with the transactions contemplated by this Agreement and (b) to amend, waive, modify, restate or renegotiate the existing terms of any Indebtedness of the Company and the Company Subsidiaries or any such Ground Lease or joint venture or partnership agreement, including with respect to any prepayment or similar penalties or acceleration of Indebtedness that could result by virtue of the transactions contemplated by this Agreement and/or with respect to any rights of first offer or equity conversion rights that may benefit any such parties; provided, that the effectiveness of any amendment, modification, restatement, agreement or arrangement with such parties contemplated under clause (b) above shall be conditioned on the consummation of the Mergers or the approval of the Company; provided, further, that (i) Parent and its Affiliates shall keep the Company reasonably informed of the communications and negotiations with any such parties, which shall include providing the Company with drafts of any proposed arrangements or agreements with such parties on a reasonably current basis, and (ii) to the extent practicable, representatives of the Company shall be invited to attend and observe any such negotiations, meetings or conference calls with such parties (provided that attendance at any such negotiation, meeting or on any such conference calls by any such representative of the Company shall not be a pre-condition to the commencement or continuation of any such negotiation, meeting or conference call).  The Company shall reasonably cooperate with Parent in connection with the foregoing as and to the extent requested by Parent.

Section 5.17.                             Estoppels.  Within twenty (20) days after the date of this Agreement, the Company shall mail to each of the tenants under the Material Company Leases an estoppel certificate in the form attached hereto as Exhibit A-1.  Within ten days following receipt of any written request from Parent, the Company shall mail to each of the lessors under the Ground Leases specified in such notice from Parent an estoppel certificate in the form attached hereto as Exhibit A-2.  Neither the Company nor any of the Company Subsidiaries shall have any further obligation in respect of such estoppel certificates, and receipt of such certificates shall not be a condition to any party’s obligations hereunder.

Section 5.18.                             Specified Agreements.  At the request, and in accordance with the reasonable instructions, of Parent at any time and from time to time prior to the Closing, the Operating Partnership shall carry out and comply with the provisions of Article III of any or all of the Specified Agreements.

Section 5.19.                             Insurance.  Prior to the Effective Time, the Company shall, or shall cause the Company Subsidiaries, at the direction of Parent, to purchase a prepaid three-year “tail” policy to provide extended coverage on the professional liability policy maintained by the Company and the Company Subsidiaries which “tail” policy shall provide coverage for the Company’s property management business.

Section 5.20.                             Accounts and Trade Payables.  The Company shall, and shall cause the Acquired Companies to, timely pay when due any and all accounts and/or trade payables of the Acquired Companies, except solely to the extent that the Acquired Companies are contesting any such accounts or trade payables in good faith.

ARTICLE VI

CONDITIONS

Section 6.1.                                   Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligations of each party to effect the Mergers and to consummate the other transactions contemplated by this Agreement at and after the Closing are subject to the satisfaction (or waiver, where permissible), at or before the Effective Time, of each of the following conditions:

(a)                                  the Company Stockholder Approval shall have been obtained; and

(b)                                 no statute, rule, regulation, executive order, decree, ruling, judgment, decision, order or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Entity of competent jurisdiction which has the effect of making the Mergers or the other transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the Mergers or the other transactions contemplated hereby.

Section 6.2.                                   Conditions to Obligations of Purchaser Parties.  The obligations of the Purchaser Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the following conditions, any one or more of which may be waived by Parent:

(a)                                  (i) each of the representations and warranties of the Company and the Operating Partnership set forth in Section 3.1, Section 3.3, Section 3.4, Section 3.5(a)(i), Section 3.9(ii)(x), Section 3.20, Section 3.21, Section 3.22, Section 3.23, and Section 3.24 shall be true and correct in all respects (except, in the case of each of Section 3.3, Section 3.22, Section 3.23,  Section 3.24(a), and Section 3.24(b), for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (ii) each of the remaining representations and warranties of the Company and the Operating Partnership set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded);

(b)                                 each of the Company and the Operating Partnership shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing;

(c)                                  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions contained in Sections 6.2(a), (b), (d), (g), (h) and (i) have been satisfied;

(d)                                 since the date of this Agreement, no Company Material Adverse Effect shall have occurred;

(e)                                  the Company shall have delivered to Parent a certificate in the form contemplated by Section 1445 of the Code certifying that the Company is not a foreign person;

(f)                                    Parent shall have received a written opinion of Alston & Bird LLP, counsel to the Company, dated as of the Closing Date and in form attached hereto as Exhibit B, regarding the Company’s qualification as a REIT, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by the Company in a form subject to Parent’s approval;

(g)                                 The aggregate consolidated Indebtedness of the Acquired Companies as of immediately prior to the Effective Time (and after giving effect to the consummation of the Erdman Sale and the payment of the Erdman Dividend, if any), less the aggregate unrestricted cash on hand of the Acquired Companies as of immediately prior to the Effective Time, excluding any cash or cash equivalents derived from the proceeds of any sale or issuance of equity interests in, or any sale or license of any assets of, the Company, the Operating Partnership or any other Company Subsidiary or any Affiliate thereof since December 23, 2011 (and after giving effect to the consummation of the Erdman Sale and the payment of the Erdman Dividend, if any), shall not exceed (A) if the Closing occurs during March or April 2012,  $462,000,000, and (B) if the Closing occurs during May or June 2012, $464,000,000; provided that the calculation of Indebtedness for purposes of this Section 6.2(g) shall exclude (X) any Indebtedness consented to by Parent and (Y) any liability with respect to interest rate or currency swaps, collars, caps and similar hedging obligations.

(h)                                 the Erdman Closing shall have been consummated in accordance with the terms of the Erdman Purchase Agreement, and Parent shall have received evidence reasonably satisfactory to it that such condition has been satisfied;

(i)                                     the Erdman Dividend, if any, shall have been declared and paid by the Company and the Operating Partnership, and Parent shall have received evidence reasonably satisfactory to it that such condition has been satisfied; and

(j)                                     no suit, action or proceeding before any court or other Governmental Entity shall have been instituted or shall be pending, with respect to any of the matters described in Section 6.2(j) of the Seller Disclosure Schedule where an unfavorable outcome in such suit, action or proceeding would, in the sole and absolute discretion of Parent, adversely affect the anticipated business or economic benefits to Parent and its Affiliates of the transactions contemplated by this Agreement.

Section 6.3.                                   Conditions to Obligations of the Company and the Operating Partnership.  The obligations of the Company and the Operating Partnership to effect the Mergers and to consummate the other transactions contemplated by this Agreement at and following the Closing are further subject to the following conditions, any one or more of which may be waived by the Company:

(a)                                  each of the representations and warranties of the Purchaser Parties set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Parent Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded);

(b)                                 the Purchaser Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing;

(c)                                  the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions contained in Sections 6.3(a) and (b) have been satisfied; and

(d)                                 the conditions to the Erdman Seller’s obligation to effect the Erdman Closing, as set forth in the Erdman Purchase Agreement, shall have been satisfied or waived.

Section 6.4.                                   Frustration of Conditions.  None of the Company, the Operating Partnership or the Purchaser Parties may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Mergers and the other transactions contemplated by this Agreement, as required by and subject to Section 5.2.

ARTICLE VII

TERMINATION

Section 7.1.                                   Termination.  This Agreement may be terminated and the Mergers may be abandoned at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a)                                  by mutual written consent of the Company and Parent; or

(b)                                 by either the Company or Parent, if:

(i)                                     the Closing has not occurred on or before June 29, 2012 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, or materially contributed to, the failure to hold the Closing on or before the Termination Date (for this purpose, breach by any Purchaser Party shall be attributed to Parent); or

(ii)                                  if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting either of the Mergers or any of the other transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that neither party may terminate this Agreement pursuant to this Section 7.1(b)(ii) unless that party first shall have used its reasonable best efforts to prevent the entry of and/or to procure the removal, reversal, dissolution, setting aside or invalidation of any such order, decree, ruling or other action; or

(iii)                               the Company Stockholders Meeting shall have been duly held and the votes cast at the Company Stockholders Meeting (including any adjournment thereof) shall be insufficient to constitute the Company Stockholder Approval; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to the Company where the failure to obtain the Company Stockholder Approval is caused by any action or failure to act of the Company that constitutes a material breach of this Agreement; or

(c)                                  by the Company:

(i)                                     in accordance with the provisions of Section 5.8(e), provided, however, that, for the avoidance of doubt, any such purported termination shall be void and of no force or effect unless the Company has concurrently complied with Section 7.2(b);

(ii)                                  if (A) there shall have been a breach of any representation or warranty in this Agreement of any Purchaser Party or (B) any Purchaser Party shall have failed to perform or comply with any covenant or agreement contained in this Agreement and Parent shall have failed within 15 days after notice thereof from the Company to cure such breach or failure, in either case such that the condition set forth in Section 6.3(a) or (b), as the case may be, would be incapable of being satisfied by the Termination Date; or

(iii)                               if the Company and the Operating Partnership are ready, willing and able to consummate the Closing and the Effective Time shall not have occurred within six Business Days after the first date upon which all of the conditions to Parent’s obligations to consummate the Mergers (other than conditions that, by their nature, are to be satisfied at the Closing), but subject to Parent’s right to extend the Closing pursuant to the proviso set forth in the first sentence of Section 1.4, are satisfied or waived (provided, that during such six Business Day period, no party shall be entitled to terminate this Agreement pursuant to Section 7.1(b)(i)).

(d)                                 by Parent, if:

(i)                                     (A) the Company’s Board of Directors shall have approved, endorsed or recommended that the Company enter into, or the Company shall have entered into, a definitive agreement or any letter of intent, memorandum of understanding or similar agreement providing for a transaction that is an Acquisition Proposal (other than a confidentiality agreement permitted under the terms of Section 5.8), (B) an Adverse Recommendation Change shall have occurred; provided, that for this purpose, neither (x) disclosure of any Acquisition Proposal that is not being recommended by the Company’s Board of Directors nor (y) disclosure of any other facts or circumstances that is not accompanied by a statement that the Company’s Board of Directors has withdrawn or modified the Recommendation, shall be considered to be an Adverse Recommendation Change, (C) the Company materially breaches the provisions of Section 5.8, (D) any breach of the provisions of Section 5.3(a) or the first sentence of Section 5.4, or (E) the Company or its Board of Directors approves or recommends that the Company’s stockholders tender their shares of Company Common Stock in any tender or exchange offer or the Company fails to send to the Company’s stockholders, within ten Business Days after the commencement of such tender or exchange offer, a statement that the Company recommends rejection of such tender or exchange offer;

(ii)                                  (A) there shall have been a breach of any representation or warranty in this Agreement of the Company or the Operating Partnership or (B) the Company or the Operating Partnership shall not have performed or complied with any covenant or agreement contained in this Agreement and the Company shall have failed within 15 days after notice thereof to the Company from Parent to cure such breach or failure, in either case such that the condition set forth in Section 6.2(a) or (b), as the case may be, would be incapable of being satisfied by the Termination Date;

(iii)                               (A) the Erdman Purchase Agreement shall have been terminated (other than pursuant to Section 7.01(d) thereof) or (B) the Erdman Closing fails to occur within two Business Days after the conditions set forth in Section 6.1 and Section 6.3 (other than Section 6.3(d) and those conditions set forth in Section 6.3 that, by their nature, are to be satisfied at the Closing) (provided, that if Parent exercises its right to extend the Closing pursuant to the proviso set forth in the first sentence of Section 1.4, if the Erdman Closing fails to occur one Business Day prior to the anticipated Closing Date) are satisfied or waived (provided, that during such two Business Day or one Business Day period, as applicable, no party shall be entitled to terminate this Agreement pursuant to Section 7.1(b)(i)); or

(iv)                              (a) Parent is ready, willing and able to consummate the Closing and the Effective Time shall not have occurred within two Business Days after the first date upon which all of the conditions to the Company’s obligations to consummate the Mergers (other than conditions that, by their nature, are to be satisfied at the Closing), are satisfied or waived, and (b) the condition set forth in Section 6.2(g) shall have not been satisfied during such two Business Day period;

Section 7.2.                                   Effect of Termination.

(a)                                  Upon a termination of this Agreement by either Parent or the Company pursuant to the provisions of Section 7.1, this Agreement forthwith shall become void and there shall be no liability or further obligation under or in respect of this Agreement on the part of the Company, Parent, MergerSub or their respective Affiliates, officers or directors, other than the obligations under the provisions of Section 5.6(b), Section 5.9, this Section 7.2 and Article VIII, all of which shall survive any termination of this Agreement; provided, that nothing contained in this Section 7.2(a) shall relieve any party from liability arising out of any knowing or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud, except that following a termination pursuant to Section 7.1(d)(ii), the rights of Parent under Section 7.2(b) shall be the exclusive remedy available to the Purchaser Parties and their Affiliates (other than in respect of any knowing or intentional breach of this Agreement).

(b)                                 The Company agrees that:

(i)                                     if this Agreement is terminated (A) by the Company pursuant to Section 7.1(c)(i), or (B) by Parent pursuant to Section 7.1(d)(i), the Company shall (x) immediately upon any such termination, pay to Parent a fee in the amount of $15,000,000 (the “Company Termination Fee”) and (y) reimburse Parent for all of its reasonable out-of-pocket fees and expenses incurred by or on behalf of Parent or any of its Affiliates in connection with or related to the authorization, preparation, investigation, negotiation, execution, delivery and performance of this Agreement and the transactions contemplated hereby, in an amount equal to $5,000,000 (the “Company Expense Reimbursement”).

(ii)                                  if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii), the Company shall, within two Business Days after such termination, pay to Parent the Company Expense Reimbursement; provided that if, (x) prior to such termination an Acquisition Proposal by a third party has been publicly disclosed or announced (or has otherwise become publicly known) and (y) within one year after any such termination of this Agreement the Company shall consummate, or enter into a definitive agreement providing for, a transaction relating to any Acquisition Proposal (but replacing references to “25% or more” in the definition of Acquisition Proposal with “more than 50%”), including a tender offer or exchange offer (each an “Alternative Transaction”), recommend an Alternative Transaction to its stockholders or enter into any agreement relating to any Alternative Transaction, which, in each case, need not have been the Alternative Transaction that shall have been publicly disclosed or announced or publicly made known prior to termination hereof, the Company shall pay to Parent (in addition to the Company Expense Reimbursement) the Company Termination Fee immediately upon the date upon which the Company enters into any agreement relating to the Alternative Transaction, provided, that any transaction solely in which equity securities are issued by the Company for cash in a bona fide capital raising transaction shall not constitute an Alternative Transaction.  For the avoidance of doubt, no Company Termination Fee shall be payable pursuant under this Section 7.2(b)(ii) until an agreement in respect of an Alternative Transaction is entered into;

(iii)                               if this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii), where the breach of the representation, warranty, covenant or agreement, or the inaccuracy of any representation or warranty, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a) or (b) to be satisfied, the Company shall, within two Business Days after such termination, pay to Parent the Company Expense Reimbursement; provided, however, that (x) if prior to such termination an Acquisition Proposal by a third party has been publicly disclosed or announced (or has otherwise become publicly known) and (y) within one year after any such termination of this Agreement the Company shall consummate an Alternative Transaction, recommend an Alternative Transaction to its stockholders or enter into any agreement relating to any Alternative Transaction, which, in each case, need not have been the Alternative Transaction that shall have been publicly disclosed or announced or publicly made known prior to termination hereof, the Company shall pay the Company Termination Fee (in addition to the Company Expense Reimbursement) to Parent immediately upon the date upon which the Company enters into any agreement relating to the Alternative Transaction; provided, that any transaction solely in which equity securities are issued by the Company for cash in a bona fide capital raising transaction shall not constitute an Alternative Transaction; and

(iv)                              if this Agreement is terminated by Parent pursuant to Section 7.1(d)(iii) or Section 7.1(d)(iv), the Company shall, within two Business Days after such termination, pay to Parent the Company Expense Reimbursement.

(c)                                  Parent agrees that if this Agreement is terminated by the Company pursuant to Sections 7.1(c)(ii) or 7.1(c)(iii) (but in the case of a termination pursuant to Section

7.1(c)(ii), the breach of the representation, warranty, covenant or agreement, or the inaccuracy of any representation or warranty, shall have contributed materially to the failure of the Closing to have occurred), then Parent shall (x) pay Company as liquidated damages an amount equal to $15,000,000 (the “Parent Termination Fee”) within two Business Days after such termination and (y) reimburse the Company for all of its reasonable out-of-pocket fees and expenses incurred by or on behalf of the Company or any of its Affiliates in connection with or related to the authorization, preparation, investigation, negotiation, execution, delivery and performance of this Agreement and the transactions contemplated hereby, in an amount equal to $5,000,000.

(d)                                 The Company Termination Fee or Parent Termination Fee (each a “Termination Fee”) shall be paid as directed by the party entitled to receive it (Parent or the Company, as applicable) by wire transfer of immediately available funds.  Under no circumstances shall a party be required to pay a Termination Fee earlier than one full Business Day after such party receives appropriate wire transfer instructions from the party entitled to payment.  Under no circumstances shall a party be required to pay more than one Termination Fee.

(e)                                  Notwithstanding any other provision in this Agreement, the amount of the Termination Fee (each a “Termination Payment”) payable to the Company (the “Recipient”) pursuant to this Section 7.2 in any taxable year of the Recipient shall not exceed the sum (calculated for the Recipient’s taxable year in which such amount is received) of (A) the amount that it is determined should not be gross income to the Recipient for purposes of the requirements of Sections 856(c)(2) and (3) of the Code, with such determination to be set forth in an opinion of outside tax counsel to the Recipient plus (B) such additional amount that it is estimated can be paid to the Recipient in such taxable year without creating a risk that the payment would cause the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) and (3) of the Code (“Qualifying Income”), which determination shall be made by independent tax accountants to the Recipient, plus (C) if the Recipient receives a letter from outside tax counsel to the Recipient indicating that the Recipient has received a ruling from the IRS holding that the Recipient’s receipt of the applicable Termination Payment either would constitute Qualifying Income or would be excluded from gross income of the Recipient for purposes of Sections 856(c)(2) and (3) of the Code, the remaining balance of such Termination Payment.  Any amount of any Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitation of this paragraph, provided that no such payment need be made after the fifth anniversary of the date of termination.  Notwithstanding the foregoing, if the Recipient shall cease to qualify as a REIT for federal income tax purposes, the entire unpaid balance of any Termination Payment shall be payable immediately.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1.                                   Amendment.  This Agreement may not be amended except by action authorized by the respective Boards of Directors of Parent and the Company and taken before or after the Company Stockholder Approval is obtained and prior to the time of the Merger Filing;

provided, that after the Company Stockholder Approval is obtained, this Agreement may not be amended to (i) change the amount or kind of consideration to be received by the holders of Company Common Stock upon conversion of their shares pursuant to the terms of this Agreement; or (ii) change any of the other terms or conditions of this Agreement if the change (A) would adversely affect the holders of Company Common Stock or OP Units in any material respect or (B) by Law would require further approval by the Company’s stockholders or the holders of OP Units.

Section 8.2.                                   Extension; Waiver.  At any time before the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other parties with any of the agreements or conditions contained herein.  Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  No party may grant any extension or waiver to its Affiliate.

Section 8.3.                                   Representations and Warranties Do Not Survive.  None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and after the Effective Time, none of the parties hereto or their respective officers or directors shall have any further obligation with respect thereto.  None of the covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, nor any rights or obligations arising out of the breach of any such covenant or other agreement, shall survive the Effective Time except for those covenants or agreements that by their terms apply or are to be performed in whole or in part after the Effective Time, and except that this Article VIII shall survive the Effective Time.

Section 8.4.                                   Notices.  All notices and other communications hereunder shall be in writing and may be given by any of the following methods:  (a) personal delivery, (b) facsimile transmission, (c) registered or certified mail, postage prepaid return receipt requested, or (d) overnight delivery service.  Notices shall be sent to the appropriate party at its address or facsimile number (or such other address or facsimile number for such party as shall be specified by such party by notice given hereunder):

If to Parent or the other Purchaser Parties, to:

Ventas, Inc.

10350 Ormsby Park Place,
Suite 300
Louisville, Kentucky 40223

Facsimile:  (502) 357-9029

Attention:  T. Richard Riney

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Telephone:	(212) 728-8000
Facsimile:	(212) 728-8111
Attention:	Steven A. Seidman and A. Mark Getachew

If to the Company, to:

Cogdell Spencer Inc.

4401 Barclay Downs Drive

Suite 300

Charlotte, NC 28209

Facsimile:	(704) 940-2957
Attention:	Raymond W. Braun

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

Facsimile:	(404) 881-7777
Attention:	David E. Brown and David C. Lowance

All such notices and other communications shall be deemed received (i) in the case of personal delivery, upon actual receipt by the addressee, (ii) in the case of overnight delivery, on the first Business Day following delivery to the overnight delivery service, (iii) in the case of mail, on the date of delivery indicated on the return receipt; and (iv) in the case of a facsimile transmission, upon transmission by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice has been transmitted without error. In the case of notices sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address provided for above; however, such mailing shall in no way alter the time at which the facsimile notice is deemed received.

Section 8.5.                                   GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR ANY OF THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION, EXCEPT TO THE EXTENT THE LAWS OF THE STATE OF MARYLAND OR THE STATE OF DELAWARE MANDATORILY APPLY TO THE MERGERS.

Section 8.6.                                   CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.  EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN OR,

IF SUCH COURTS SHALL NOT HAVE PROPER JURISDICTION, OF THE UNITED STATES FEDERAL DISTRICT COURT SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT THEREOF, IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES AND AGREES NOT TO ASSERT ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN OR JURISDICTION THEREOF); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 8.6 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF NEW YORK OTHER THAN FOR SUCH PURPOSE.  Any and all process may be served in any action, suit or proceeding arising in connection with this Agreement by complying with the provisions of Section 8.4.  Such service of process shall have the same effect as if the party being served were a resident in the State of New York and had been lawfully served with such process in such jurisdiction.  The parties hereby waive all claims of error by reason of such service.  Nothing herein shall affect the right of any party to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts.  EACH PARTY TO THIS AGREEMENT HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7.                                   Remedies.  The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, and that the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to specific performance of the terms hereof, and this right shall include the right of the parties to cause the transactions contemplated hereby to be consummated on the terms set forth in this Agreement, in each case without posting a bond or undertaking, in addition to any other remedy at Law or equity or pursuant to this Agreement to which the parties may be entitled.  Except as otherwise provided herein, all remedies available under this Agreement, at Law or otherwise, shall be deemed cumulative and not alternative or exclusive of other remedies.  The exercise by any party of a particular remedy shall not preclude the exercise of any other remedy.

Section 8.8.            Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except (i) from and after the Effective Time, as contemplated by Section 5.10 and (ii) for the rights granted pursuant to Article II to the holders of Company Common Stock, Series A Preferred Stock, OP Units and LTIP Units, all of which shall be enforceable after the Closing by such holders, and (iii) for the right of the Company on behalf of its stockholders, to pursue damages in respect of any breach of any provision of this Agreement by any of the Purchaser Parties; provided, that such right of the Company set forth in the immediately preceding clause (iii) shall be available to the Company only after the Company shall have first pursued all remedies available to the Company pursuant to Section 8.7 hereof and a court of competent jurisdiction shall have determined pursuant to a final, nonappealable order that none of such remedies pursuant to Section 8.7 hereof is available to the Company.

Section 8.9.            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any Law or public policy, all other terms and provisions of this Agreement nevertheless shall remain in full force and effect.

Section 8.10.          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that, without the need to obtain any such consent, Parent and the Purchaser Parties may (a) assign any or all of their rights and obligations hereunder to their respective Affiliates, and (b) any or all of their rights hereunder to their respective lenders and financing sources, provided that no such assignment pursuant to the immediately preceding clause (a) or (b) shall release the assigning party from its obligations hereunder.  Any assignment in violation of the preceding sentences shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.11.          Interpretation; Certain Definitions.

(a)                                  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (ii) the words “include,” “includes,” “including” or other similar terms are deemed to be followed by the words “without limitation” and are intended by the parties to be by way of example rather than limitation, (iii) reference to any Article or Section means such Article or Section of this Agreement, (iv) all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein, (v) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms, (vi) if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day, (vii) the use of “or” is not intended to be exclusive unless expressly indicated otherwise, (viii) “ordinary course of business” (or similar terms) shall be deemed followed by “consistent with past practice,” (ix) “assets” shall include “rights,” including rights under contracts, and (x) “reasonable efforts” or similar terms shall not require the waiver of any rights under this Agreement.

(b)           No provision of this Agreement shall be interpreted or construed against any party solely because that party or its legal representative drafted the provision.

(c)           As used in this Agreement, the term:

“Adverse Recommendation Change” means, on the part of the Company’s Board of Directors, (i) any withdrawal (or any amendment or modification in a manner adverse to Parent) of, or any public proposal to withdraw (or amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability of this Agreement, the Recommendation, the Merger or the other transactions contemplated by this Agreement, or (ii) any approval, adoption or recommendation, or proposal to approve, adopt or recommend, an Acquisition Proposal.

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

“Bond” means any (i) payment bond issued by a surety which guarantees the timely payment by the Company, the Operating Partnership or any other Company Subsidiary for any or all labor, materials, supplies, implements, machinery and/or equipment furnished with respect to any Construction Work or (ii) any performance bonds issued by surety which guarantee the timely performance by the Company, the Operating Partnership or any other Company Subsidiary of any or all Construction Work.

“Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are permitted or required by Law or executive order to be closed for the conduct of regular banking business, and except where the context otherwise requires.

“Company Material Adverse Effect” means any change, event, state of facts or development that (i) materially and adversely affects the ability of the Company, the Operating Partnership or the Company Subsidiaries to perform their respective obligations under this Agreement or the Erdman Purchase Agreement or to consummate either of the Mergers or other transactions contemplated by this Agreement or the Erdman Purchase Agreement or (ii) is materially adverse to the business, assets, financial condition or results of operations of the Company, the Operating Partnership and the other Company Subsidiaries (other than the Erdman Companies), taken as a whole; provided that, for the purposes of the immediately preceding clause (ii), none of the following shall be deemed in and of itself, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:  (A) any change, event, state of facts or development attributable to the negotiation, execution, announcement, pendency or pursuit of the consummation of the Merger and the other transactions contemplated hereby, including any litigation resulting therefrom; (B) any change, event, state of facts or development generally affecting the economy of the United States; (C) any change, event, state of facts or development generally affecting the healthcare, financial, real estate or leasing markets in the geographic regions of the United States where the Company, the Operating Partnership and/or the Company Subsidiaries do business; (D) general political, economic or business conditions as may exist from time to time in the geographic regions of the United States where the Company, the Operating Partnership and/or the Company Subsidiaries do business, or any changes therein; (E) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (F) any change, event, state of facts or development arising from or relating to any action taken by the Company, the Operating Partnership or any Company Subsidiary that is expressly required by the terms of this Agreement or the terms of the Erdman Purchase Agreement, or action taken, or failure to act, by the Company, the Operating Partnership or any Company Subsidiary to which Parent has consented in writing; (G) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (H) any hurricane, earthquake, flood, or other natural disasters or acts of God; (I) changes in Laws after the date hereof; (J) changes in GAAP after the date hereof; (K) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to Closing (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (A)-(J) of the definition); (L) any change, event, state of facts or development that is materially adverse to the business, assets, financial condition or results of operations of the Erdman Companies independent of the Acquired Companies; (M) any impairment charge recognized related to the Erdman Companies or any loss recognized upon consummation of the Erdman Sale or (N) a decline in the price of the shares of Company Common Stock on the NYSE or any other market in which such securities are quoted for purchase and sale (it being understood that the facts and circumstances giving rise to a share price decline described in clause (N) may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (A)-(M) of the definition), except (x) in the cases of clauses (B), (C), (D), (E), (G) and (H) to the extent that any change, event, state of facts, development or other matter described therein disproportionately impacts or affects the Company or the Company Subsidiaries (other than the Erdman Companies) compared to other companies of similar size operating in the REIT industry and (y) in the case of clause (H) to the extent any such hurricane, earthquake, flood or other natural disaster or act of God results in uninsured losses in excess of $25,000,000.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture or other legal entity (i) of which the Company (either directly or through or together with one or more of the Company Subsidiaries) owns more than 50% of the stock, voting securities or ownership or equity interest, or (ii) that is consolidated in the Company’s financial statements contained in the Company SEC Filings.

“Construction Loan Agreements” means (1) the Building and Term Loan Agreement/Disbursement Schedule, dated as of July 29, 2010, by and between Bank of the West and Bonney Lake MOB Investors, LLC, in the original principal amount of $11,505,000, (2) the

Construction/Term Loan Agreement, dated as of June 22, 2010, by and among First-Citizens Bank & Trust Company, Good Sam MOB Investors, LLC, and Cogdell Spencer LP, in the original principal amount of $16,250,000, including those agreements and documents that encumber the Company Property owned or leased by Good Sam MOB Investors, LLC, and (3) the Construction and Term Loan Agreement dated as of March 18, 2011, as amended pursuant to that certain Amendment No. 1 to Construction Loan Agreement dated June, 2011, by and between Associated Bank, National Association and Cogdell Duluth MOB, LLC, in the original principal amount of $19,500,000.

“Construction Work” means the portion of the design and construction work, whether performed as a principal, a general contractor, a subcontractor, a construction manager, a design-builder, a service provider, an advisor or otherwise, consisting of the provision of labor, materials, equipment and services in connection with the construction of a Project.

“Control” (including the terms “Controlled By” and “Under Common Control With”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or otherwise.

“Environmental Law” means any Law relating to the pollution or protection of the outdoor or indoor environment (including air, surface water, groundwater, land surface or subsurface land), human health, or natural resources, including Laws relating to the use, handling, presence, exposure to, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permits” means any permit, approval, license, registration, or other authorization required under any applicable Environmental Law.

“Erdman Benefit Plan” means any Company Benefit Plan listed on Section 3.10(a) of the Company Disclosure Schedule that covers only current or former trustees, directors, officers, or employees of the Erdman Companies (or any dependent or beneficiary thereof) (without taking into consideration any individuals participating in such plan who are not employed by the Company, the Operating Partnership or any other Company Subsidiary).

“Erdman Business” means the business of providing business consulting, planning, architecture, engineering, construction, materials management, manufacturing and development services.

“Erdman Closing” means the “Closing” under the Erdman Purchase Agreement.

“Erdman Companies” means, collectively, the following Company Subsidiaries:  MEA Holdings, Inc.; Erdman Company; Erdman Architecture and Engineering Company; Marshall Erdman Development, LLC; and Erdman Purchasing Group LLC.

“Erdman Proceeds” means the gross cash proceeds received by the Company or any of the Company Subsidiaries on or prior to the Effective Time pursuant to the Erdman Purchase Agreement; provided, that if the Erdman Purchase Agreement is terminated in accordance with the terms thereof (pursuant to the “go shop” rights set forth in Section 5.06 thereof) and this Agreement, and the Erdman Seller or any Erdman Company enters into another agreement relating to the sale of the Erdman Business to any Erdman Purchaser (for purposes of this definition, a “Successor Erdman Purchase Agreement”), the Erdman Proceeds shall be calculated net of any and all costs and expenses incurred by the Company, the Operating Partnership or any other Company Subsidiary in connection with the “go shop” process and the negotiation, execution, delivery or performance of the Successor Erdman Purchase Agreement or otherwise effecting the Erdman Sale pursuant thereto (including any termination fee paid or payable by the Erdman Seller and any and all legal, accounting and other professional and transactional fees, and transfer, sales, use and/or similar taxes).

“Erdman Purchase Agreement” means the Stock Purchase Agreement, dated as of December 24, 2011, between the Erdman Seller, the Company and Madison DB Acquisition, LLC, as such agreement may be amended from time to time; provided that, if such agreement is terminated in accordance with the terms thereof and this Agreement, and the Erdman Seller or any Erdman Company enters into another agreement relating to the sale of the Erdman Business to any Erdman Purchaser, all references in this Agreement to the “Erdman Purchase Agreement” shall, from and after the execution thereof, refer to such other agreement, as such agreement may be amended from time to time.

“Erdman Purchaser” means Madison DB Acquisition, LLC, or any other Person that enters into or becomes a party to the Erdman Purchase Agreement as an acquiror of any of the Erdman Companies or the Erdman Business.

“Erdman Release” means the Release and Indemnity Agreement attached as Exhibit A to the Erdman Purchase Agreement.

“Erdman Sale” means the sale of all of the outstanding equity interests of the Erdman Companies to any Erdman Purchaser pursuant to the Erdman Purchase Agreement, or any other sale or transfer of any of the Erdman Companies or the Erdman Business pursuant to any Erdman Purchase Agreement.

“Erdman Seller” means Cogdell Spencer TRS Holdings, LLC.

“Files and Records” means all files and records, whether in hard copy, computer, electronic,  magnetic or other format, of the Company, the Operating Partnership or any other Company Subsidiary relating to the Business or the Acquired Companies, including, without limitation, the following types of files and records:  customer and supplier files; equipment maintenance records; equipment warranty information; plans, specifications and drawings; files relating to any employees of the Acquired Companies or the Business; and correspondence with Governmental Entities.

“Governmental Entity” means any federal, state, local, municipal or foreign government, whether national, regional or local, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

“Group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Material” means asbestos or any substance containing asbestos, polychlorinated biphenyls, lead, petroleum or petroleum products, radon, toxic mold, medical waste, hazardous building material, urea formaldehyde, and any substance defined or regulated as toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous under any applicable Environmental Law.

“Indebtedness” with respect to any Person means, without duplication:  (i) any liability for borrowed money, or evidenced by an instrument for the payment of money, or incurred as purchase money indebtedness, or relating to a capitalized lease obligation; (ii) any liabilities of such Person for the deferred purchase price of property or other assets (including “earn-out” payments); (iii) any liability of such Person with respect to interest rate or currency swaps, collars, caps and similar hedging obligations; (iv) any obligations of such Person to reimburse the issuer of any letter of credit, surety bond, performance bond or other guarantee of contractual performance (including any guarantee of payment of accounts receivables in connection with any factoring arrangement), in each case, only to the extent drawn or otherwise not contingent; (v) any obligations of such Person for any bank overdrafts; (vi) any interest, payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with or as a result of any prepayment or early satisfaction of any obligation described in clauses (i) through (v) above; (vii) any obligation (including any guarantee) of such Person in respect of the indebtedness of any other Person; and (viii) all outstanding checks of such Person.

“Indemnity Agreement” means any indemnity or similar agreement entered into by the Company, the Operating Partnership or any other Company Subsidiary relating to indemnification of one or more sureties in connection with any claims made under a Bond.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including patents, letters patent, inventions, processes, methodologies, products, technologies, discoveries, copyrights, apparatus, trade secrets, trademarks and service marks, logos, domain names, trade names, know-how, trade dress and customer lists, and any registrations or applications for registration of any of the foregoing.

“Knowledge” will be deemed to be present with respect to Parent or the Company, as applicable, when the matter in question was actually known to any officer of Parent listed on Section 8.11(c)(i) of the Company Disclosure Schedule attached hereto (in the case of Parent) or to any officer of the Company listed on Section 8.11(c)(ii) of the Company Disclosure Schedule attached hereto (in the case of the Company), in each case after due inquiry.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Liability” or “Liabilities” means any and all Indebtedness, adverse claims, liabilities and/or obligations, whether direct, indirect, absolute, contingent, accrued, unaccrued, vested or otherwise and whether or not reflected or required to be reflected on the financial statements of a Person.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, title defect, covenant, reservation of interest, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

“Parent Material Adverse Effect” means any change, event, state of facts or development that materially and adversely affects the ability of the Purchaser Parties to perform their respective obligations under this Agreement or to consummate either of the Mergers or the other transactions contemplated by this Agreement.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture or other legal entity (i) of which Parent (either directly or through or together with one or more of the Parent Subsidiaries) owns more than 50% of the stock, voting securities or ownership or equity interest, including MergerSub, or (ii) that is consolidated in Parent’s financial statements.

“Per Share Preferred Consideration” means, with respect to each share of Series A Preferred Stock that remains outstanding immediately prior to the Effective Time (other than any shares required to be cancelled pursuant to Section 2.1(b)), an amount in cash equal to $25, plus all accrued and unpaid dividends thereon through and including the Closing Date.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization or other entity and a government or any department, agency or subdivision thereof, including the permitted successors and assigns of such Person.

“Professional Affiliated Companies” means Erdman Architecture, LLC, Erdman Engineering, LLC and Helin Professional Service, PC.

“Project” means any health care facility or medical office building or other development or construction project designed and/or constructed, or to be designed and/or constructed, by the Company, the Operating Partnership or any other Company Subsidiary, in the capacity of principal, general contractor, subcontractor, construction manager, design-builder, service provider, advisor or otherwise, together with all on-site infrastructure, site improvements and appurtenances to be designed, constructed and/or installed in connection therewith, and all demolitions in connection therewith.

“Representatives” means a Person’s trustees, directors, officers, employees, accountants, consultants, legal counsel, advisors, investment bankers, agents, Affiliates and other representatives.

“Specified Agreements” means those agreements set forth on Section 3.17(j) of the Company Disclosure Schedule.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees.

“Tax Return” means any report, return, claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

Section 8.12.          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 8.13.          Entire Agreement.  This Agreement (including the documents and instruments referred to herein), the Confidentiality Agreement and the Erdman Purchase Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter of this Agreement.  No representation, warranty, promise, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.  The representations and warranties set forth in Articles III and IV (a) have been made solely for the benefit of the parties to this Agreement, (b) may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (c) have been qualified by reference to the schedules to this Agreement (including the Company Disclosure Schedule), each of which contains certain disclosures that are not reflected in the text of this Agreement and (d) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company, Parent or any of their respective Affiliates.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the date first written above.

COGDELL SPENCER INC.

By:	/s/ Raymond W. Braun
Name: Raymond W. Braun
Title: President and Chief Executive Officer

COGDELL SPENCER LP

By: CS BUSINESS TRUST I, its General Partner

By:	/s/ Raymond W. Braun
Name: Raymond W. Braun
Title: President and Chief Executive Officer

VENTAS, INC

By:	/s/ Debra A. Cafaro
Name: Debra A. Cafaro
Title: Chairman and Chief Executive Officer

TH MERGER CORP, INC.

By:	/s/ Debra A. Cafaro
Name: Debra A. Cafaro
Title: President

TH MERGER SUB, LLC

By:	/s/ Debra A. Cafaro
Name: Debra A. Cafaro
Title: President